Exhibit 99.2

HudBay Minerals Inc.

Management’s Discussion and Analysis of

Results of Operations and Financial Condition

For the Year Ended

December 31, 2008

March 4, 2009

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Unless the context otherwise suggests, references to “HudBay” or the “Company” refer to HudBay Minerals Inc. and its subsidiaries. “HBMS” refers to Hudson Bay Mining and Smelting Co., Limited, and “HMI Nickel” refers to HMI Nickel Inc., both wholly-owned subsidiaries of HudBay. “CGN” refers to Compañía Guatemalteca de Níquel, S.A., a 98.2%-owned subsidiary.

This Management’s Discussion and Analysis (“MD&A”) dated March 4, 2009 should be read in conjunction with the Company’s audited consolidated financial statements and related notes for the year ended December 31, 2008, which have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Additional information regarding the Company, including its most recent Annual Information Form (“AIF”), is available on SEDAR at www.sedar.com. All figures are in Canadian dollars unless otherwise noted.

THE BUSINESS

HudBay Minerals Inc. (TSX: HBM) is a Canadian integrated mining company with assets in North and Central America principally focused on the discovery, production and marketing of base metals. The Company’s objective is to increase shareholder value through efficient operations, organic growth and accretive acquisitions, all while maintaining its financial strength. A member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index, HudBay Minerals is committed to high standards of corporate governance and sustainability.

STRATEGY

In the present economic environment, HudBay’s competitive advantages include, but are not limited to, the following:

Financial strength: Relative to its market capitalization and its asset base, HudBay has one of the strongest balance sheets of its peers in the Canadian base metal mining sector. This is critically important in the current capital market environment where access to capital is severely constrained. Companies that are perceived to be dependent on external financing sources have seen their share price fall sharply over the past year. HudBay’s financial strength is a key competitive advantage in the current environment.

Strong operating asset base: HudBay’s operations in the Flin Flon Greenstone Belt include the flagship 777 mine, which is cash flow positive even at current metal prices. The existing milling and refining infrastructure in Flin Flon also positions HudBay to capitalize on new mine opportunities in the Flin Flon Greenstone Belt, including the Lalor deposit (“Lalor Project”).

Strong Board of Directors and management team: HudBay’s Board members have, on average, 12 years of experience as independent directors and 27 years of mining industry experience. HudBay’s management team has similarly deep mining industry experience, combining strong technical knowledge in all facets of the mining business with corporate executives who are experienced in identifying and capitalizing on internal and external growth opportunities.

HudBay is dependent on a single asset base, as its cash flow is almost entirely dependent on the 777 mine and the Flin Flon metallurgical complex. The loss of a critical asset, such as the 777 mine shaft, could severely impair HudBay’s future earnings potential. In addition, changes in government regulation in Canada and Manitoba could significantly impact HudBay’s existing operations and growth potential. Further, with the suspension of operations at Chisel North and the anticipated end of production at the Trout Lake mine in the next several years, HudBay will likely face a declining production profile in the 2010-2012 period. The time required to ensure that the Lalor Project is a technical and financial success means that Lalor Project will likely not be in production until the 2012-2014 time period. This dependence on HudBay’s strong Manitoba operations can be mitigated by diversifying HudBay’s asset base.

In the current economic environment, the best way to maximize the value of HudBay’s financial strength is to invest in the future. Given this, HudBay’s Board and management intend to focus on the following key strategic initiatives:

Growth Through Acquisition

In the current metals price environment, it is cheaper to acquire existing mining assets than to build new assets. HudBay will continue to search for opportunities to acquire attractive mining assets, with the primary criteria being long-term shareholder value creation. Given the turbulent capital market conditions, the short-term shareholder impact of potential acquisitions will also be carefully considered. Preference will be given to mining assets with superior cash operating costs relative to their industry and long reserve lives. Acquisitions should mitigate HudBay’s dependence on its Manitoba operations and enhance the Company’s production growth profile.

Organic Growth

HudBay’s Board and management will also invest in the continued development of projects, like the Lalor Project and the Fenix nickel project (“Fenix Project”), to enhance their potential and ensure that they will be ready to begin construction when the external environment warrants. Utilizing HudBay’s financial strength to support the development of these projects will position the company with a pipeline of attractive near-term development opportunities when metal prices recover. The Company also intends to continue to create value through exploration. In this low point of the metal cycle, exploration activities will focus on current brownfields operations to sustain the assets and high grade/high return opportunities like the gold mineralization at Lalor.

Operational Efficiency

HudBay will continue to ensure that the existing Manitoba operations are managed to preserve and enhance profitable production. To the extent that any operation is found to be unprofitable at the then current and forecasted metal prices, it will be fully evaluated to ensure that production capability is maintained for when metal prices recover. A key part of the Company’s operational focus will be to continually improve environmental, health and safety performance and continually maintain HudBay’s social licence to operate for the long term. HudBay’s management team has demonstrated that it can make the difficult decisions that are needed in the current economic environment.

Financial Strength

In the current economic environment, an overriding tenet of HudBay’s strategy will continue to be the preservation of its financial strength. HudBay will not make an acquisition that could jeopardize its financial integrity. For the same reason, HudBay does not intend to carry out a major share buyback or declare a special dividend.

2008 RESULTS SUMMARY

2008 was a remarkable year for HudBay. The first six months of the year saw continued strong base metal prices, albeit with relatively high input costs and a strong Canadian dollar. In the second half of the year, the credit crunch and slide into a global recession caused a sharp and dramatic decline in metal prices, with a corresponding reduction in HudBay’s profitability, notwithstanding lower energy and other input costs and a weaker Canadian dollar.

Under a new management team, HudBay pursued several acquisition transactions, including the acquisition of Skye Resources Inc. (since renamed HMI Nickel) in August 2008 and the agreement to acquire Lundin Mining Corporation (“Lundin”) in November 2008. At the same time, HudBay’s management team made decisions to cease production at the Balmat mine and suspend construction at the Fenix Project in Guatemala, as a result of deteriorating economic conditions. On February 23, 2009, the Company and Lundin agreed to terminate the Lundin acquisition as a result of a decision of the Ontario Securities Commission requiring a HudBay shareholder vote on the acquisition and the conclusion of HudBay’s Board of Directors that HudBay shareholders would be unlikely to approve the acquisition. The Company will continue with its strategic initiatives of creating value for its shareholders through acquisitions, organic growth, and operational efficiency.

HudBay also continued to achieve success with its exploration efforts. A National Instrument 43-101 (“NI 43-101”) technical report on the Lalor Project was filed in August 2008, and additional drilling discovered new gold mineralization that could offer Lalor a distinct mining horizon with principal credits derived from gold mining.

Operational performance was again strong in 2008. Ore production from HudBay’s flagship 777 mine set a new record, zinc and copper production met expectations notwithstanding the suspension of operations at Balmat, and gold and silver production from domestic concentrate significantly exceeded expectations.

As a result of declining metal prices, revenues, cash flow and earnings all declined in 2008 compared to the very strong results enjoyed in 2007. However, HudBay preserved its financial strength throughout 2008, ending the year with cash, cash equivalents and short-term investments of $704.7 million and essentially no debt.

KEY FINANCIAL AND PRODUCTION RESULTS

		Three Months Ended		Year Ended
		Dec 31 2008	Dec 31 2007	Dec 31 2008	Dec 31 2007

Financial Highlights		($000s except per share and cash cost per pound amounts)
Revenue		178,781	242,596	981,894	1,269,841
Earnings before tax		24,614	31,722	169,651	365,456
Net earnings		15,819	28,459	73,353	227,139
EBITDA [1]		46,300	72,014	292,249	483,066
Operating cash flow [2]		38,805	83,809	234,661	477,890
Net earnings per common share		0.10	0.22	0.54	1.79
Operating cash flow per common share [1]		0.25	0.66	1.73	3.77
Cash cost per pound of zinc sold [1]		US 0.17	US 0.07	US (0.24)	US (0.32)

Operating Highlights
Production
Zinc [3]	tonnes	25,943	31,383	125,323	126,269
Copper [4]	tonnes	18,859	23,194	74,682	89,995
Gold [4]	troy oz.	30,102	26,222	108,527	102,587
Silver [4]	troy oz.	702,173	385,698	2,293,862	1,446,738
Metal Sold
Zinc [5]	tonnes	25,807	34,313	126,172	132,994
Copper	tonnes	18,272	18,558	77,021	87,003
Gold	troy oz.	32,760	18,680	103,511	96,847
Silver	troy oz.	667,035	247,077	1,870,179	1,270,791

Financial Condition				($000s)
Cash, cash equivalents and short-term investments				704,668	757,574
Working capital				763,677	880,906
Cash (less debt) [6]				700,836	742,091
Total assets				1,918,353	1,551,627
Shareholders’ equity				1,558,700	1,191,233

[1]

EBITDA, operating cash flow per common share, and cash cost per pound of zinc sold are considered non-GAAP measures (refer to “Non-GAAP Performance Measures” on page 47). For EBITDA refer to page 22. For the reconciliation of cash cost per pound of zinc sold, net of by-product credits, refer to page 45.

[2]	Before changes in non-cash working capital.
[3]	Production includes Balmat payable metal in concentrate shipped.
[4]	Production in 2008 excludes recycled spent anode and represents non-recycled anode production only.
[5]

Zinc sales include sales to HudBay’s Zochem facility of 6,244 tonnes in the fourth quarter of 2008 and 26,155 tonnes for the full year, as well as Balmat payable metal in concentrate shipped (including to HBMS) of 367 tonnes for the fourth quarter and 18,753 tonnes for the full year. Zochem had sales of 7,194 tonnes of zinc oxide in the fourth quarter and 33,982 tonnes for the full year.

[6]	Cash, cash equivalents and short-term investments of $704,668 less current and long-term portion of the Senior Secured Notes and capital leases ($3,321 and $511 respectively as at December 31, 2008).

OUTLOOK

This outlook includes forward-looking information about HudBay’s operations and financial expectations that is subject to risks, uncertainties and assumptions. The outlook and financial targets are for 2009 only. The information provided in this section is forward-looking and is based on HudBay’s expectations and outlook and shall be effective only as of the date the targets were originally issued on March 4, 2009. Refer to “Forward-Looking Information” on page 59. The overall outlook, including targets, and the Company’s performance are generally subject to various risks and uncertainties which may impact future performance and our achievement of these targets. Refer to “Risks, Uncertainties and Other Information” on page 48.

As a result of the global credit crisis and deteriorating expectations of global economic growth, base metal prices, including zinc, copper and nickel, have fallen sharply in recent months. Barring a dramatic recovery in base metal prices, HudBay’s revenues and earnings are expected to decline substantially in 2009 compared to 2008. Lower energy prices and a weaker Canadian dollar have helped improve the cost competitiveness of HudBay’s operations, but this is not currently enough to offset lost revenue.

With uneconomic production at the Balmat and Chisel North mines suspended and construction on the Fenix Project halted, HudBay believes the Company is well positioned to weather the current economic environment. Further, HudBay’s financial strength gives it the ability to continue to invest in long-term growth opportunities and consider acquisitions where value creation opportunities present themselves.

All unions at the Company’s Flin Flon and Snow Lake, Manitoba operations have voted to ratify new three year collective bargaining agreements effective January 1, 2009.

HudBay has called a special meeting of shareholders for March 25, 2009 to consider a proposal from a HudBay shareholder to remove the Company’s existing Board of Directors and replace them with a slate of nominees proposed by that shareholder. For further information, refer to the management information circular filed by the Company on February 26, 2009.

For the Company’s sensitivity to metal prices and foreign exchange rates, refer to “Sensitivity Analysis” on page 10.

Material Assumptions

The Company’s 2009 operational and financial performance will be influenced by a number of factors. At the macro-level, the general performance of the North American and global economies will influence the demand for HudBay’s products. The realized prices the Company achieves in the commodity markets significantly affect its performance. The Company’s general expectations regarding prices for metals, electricity, heavy fuel oil and foreign exchange rates are included in the “Commodity Markets” and “Sensitivity Analysis” sections of this MD&A.

2009 Production

		Total [1]	From HudBay Sources
Zinc	(000s tonnes)	90 -110	75 -90
Copper [2]	(000s tonnes)	50 - 60	45 - 55
Gold [2]	(000s oz.)	80 - 95	80 - 95
Silver [2]	(000s oz.)	1,000 -1,200	850 -950

[1]	Includes metal produced from HudBay’s own concentrates and metal produced from concentrate purchased from others.
[2]	Production excludes recycled spent anode and represents non-recycled anode production only.

As a result of suspended operations at Balmat and Chisel, zinc production will be lower in 2009 than in 2008. In addition to its own concentrates, the Company expects to process less purchased copper concentrates in 2009 than in 2008, resulting in lower copper, gold and silver production.

2009 Exploration Plan

In light of current economic conditions, HudBay has significantly curtailed its exploration expenditures. While HudBay continues to believe in the exploration potential of the Flon Flon Greenstone Belt, grassroots exploration expenditures are not currently as attractive as other investment opportunities, such as the acquisition of distressed mining assets.

In 2009 HudBay is planning to spend $20.0 million on exploration and build on the 2008 $45.7 million program that delivered the Lalor Project, which the Company believes will develop into a significant new zinc and gold discovery in Canada.

Exploration targets in 2009 in the Flin Flon Greenstone Belt include drilling at the Lalor Project, structural re-interpretations of mines and geophysical targets. The Company is also exploring within operating mines, in an effort to once again expand mineral reserves and resources.

Targeted 2009 Exploration Plan 1

Flin Flon Greenstone Belt	($ millions)
Grassroots exploration	4.7
Lalor Project	6.9
Underground mine exploration	3.4
Administration and studies	3.8

18.8

Elsewhere
Balmat and district	0.5
Other districts	0.7

1.2

Total Target	20.0

[1]	All values are preliminary estimates, and actual expenditures may vary and will depend on several factors and may be subject to change.

HudBay’s exploration properties include approximately 400,000 hectares in the prolific Flin Flon Greenstone Belt of Manitoba and Saskatchewan, as well as approximately 20,000 hectares in the Balmat district of New York state. HudBay owns the Tom/Jason zinc/lead/silver mineral deposit in the Yukon, zinc exploration properties in southwestern Ontario and copper exploration properties in Chile. The Company has also optioned mineral properties to seven other exploration companies as a means to leverage its expenditures in the Flin Flon Greenstone Belt. Four significant option agreements are with VMS Ventures, Murgor Resources, Halo Resources and Rockcliff Resources. VMS Ventures, in particular, announced significant copper drill results in the Reed Lake area in 2008.

Beyond the Flin Flon Greenstone Belt, HudBay is planning limited exploration at Balmat, focused on new geophysical targets in the Company’s 20,000 hectares of exploration lands. At the exploration lands in southwestern Ontario, the Company is completing drill site reclamation at three drill sites active in 2008. No further work is planned in 2009. At the Tom/Jason deposit in the Yukon, 2009 expenditures will support permitting and scoping studies. At HudBay’s San Antonio copper project in Chile, the Company plans to evaluate and drill test targets defined by geophysical surveys completed in 2008.

Develop Lalor Discovery

The company issued a NI 43-101 compliant resource estimate in August 2008 (see “Exploration” on page 43). Of the $20.0 million total expenditure planned for exploration in 2009, the Company plans to spend approximately $6.9 million to do infill drilling to upgrade the resource at Lalor from an Inferred category to an Indicated category and to explore the extent of gold mineralization as well as collect data for a feasibility study, expand geophysical coverage and perform mineralogical and other studies.

2009 Costs

In 2009, consumption of electricity, propane and heavy fuel oil is expected to decline with the reduced zinc production resulting from suspension of production at the Company’s Balmat and Chisel North mines and the lower copper production resulting from reduced processing of copper concentrates. Changes in the prices of these commodities will also affect the Company’s production costs. In particular, lower diesel and heavy fuel oil prices, reduced concentrate purchases and reduced general and administrative costs associated with severance and merger and acquisition activity costs are expected to result in lower costs in 2009. Depreciation and amortization is also expected to decline as a result of reduced production.

The dramatic declines in the prices for equity and other financial assets have adversely affected valuations of the Company’s defined benefit pension plan assets. Pension expense in 2009, however, may not be significantly higher than in 2008 as a result of higher discount rate assumptions used for determining pension expense for accounting purposes. Required cash contributions will increase significantly, however, with the amount of the increase to be based on the results of a solvency valuation on the Company’s defined benefit pension plans as at December 31, 2008.

2009 Capital Expenditures

In response to weak metal prices, HudBay has taken steps to reduce its capital expenditure budget, while ensuring that the production capacity of the existing assets is sustained. HudBay’s capital program in 2009 is expected to be approximately $122.0 million, consisting of sustaining capital of $71.9 million, expenditures associated with the preparations for future sale of concentrates of $23.7 million, and growth capital of $6.9 million for the Lalor Project and $19.5 million for the Fenix Project, including $9.4 million of carryover from 2008 to wind down the construction project. This capital program will support ongoing strong levels of production from the Company’s mines and processing facilities. Refer to “Capital Expenditures” on page 26 for 2008 capital expenditures by mine and processing facility.

COMMODITY MARKETS

In addition to HudBay’s production, financial performance is directly affected by a number of factors including metal prices, foreign exchange rates, and input costs including energy prices. In 2008, metal prices declined dramatically, especially during the fourth quarter, although the impact of this on HudBay’s operating results was offset in part by the depreciation of the Canadian dollar and higher gold prices in 2008.

The following market analysis has been developed from various information sources including analyst and industry experts.

Zinc

The Company’s earnings and cash flow are most sensitive to fluctuations in the price of zinc (refer to “Sensitivity Analysis” on page 10 for details). In 2008, the London Metal Exchange (“LME”) zinc price averaged US$0.85 per pound, decreasing over the year from a high of US$1.27 per pound in March to a low of US$0.47 per pound in December. Zinc inventories on the LME grew sharply in 2008, albeit relative to historically low levels in 2007; inventory stockpiling accelerated in the fourth quarter of 2008 as zinc demand was impacted by global economic weakness.

The decline in zinc prices preceded other base metals such as copper and nickel, resulting in zinc production curtailments occurring earlier than with other base metals. As a result, the zinc price appears to have stabilized since October 2008 in a range between US$0.47 and US$0.57 per pound. The long-term outlook for zinc is also considered to be more favourable relative to copper or nickel, as permanent closures of zinc mines combined with a limited pipeline of new zinc development projects will leave the zinc industry challenged to respond to a recovery in demand once the global economy recovers from the current slump. However, it is uncertain when the recovery may come, and zinc prices may remain depressed through 2009 and beyond.

Copper

As a result of the global economic crisis, global copper consumption declined sharply in the fourth quarter of 2008, leading to substantial increases in LME stockpiles and a sharp decline in the LME price of copper. The LME copper price averaged US$3.16 per pound in 2008, but averaged US$1.77 per pound in the fourth quarter of 2008.

The fall in copper prices has resulted in a substantial number of curtailments and closures of copper production operations. It is unclear, however, whether this will be sufficient to offset sharply lower consumption of copper in developed and developing economies. The outlook for the price of copper will likely be determined by the depth and length of the global economic contraction.

Gold

Gold prices averaged US$930 per ounce during 2008. After reaching US$1,000 per ounce in March 2008, the price weakened to a low of US$712 per ounce in November 2008. Since that time, however, the gold price has recovered as concerns about the potential impact of a global recession and depreciation of the US dollar have increased the attractiveness of gold as an alternate reserve currency.

Silver

As with gold, silver prices weakened during the third quarter of 2008, reaching a low of US$8.97 per ounce in November 2008 after averaging US$17.37 per ounce during the first half of 2008. Silver prices have recovered slightly since that time.

Foreign Exchange

As revenues from the Company’s five principal products are substantially denominated in US dollars, HudBay is affected by the fluctuations in the Canadian/US dollar exchange rate. In general, a weaker US dollar causes the Company’s revenue, and therefore earnings, to decrease, in particular because the majority of HudBay’s operating costs are denominated in Canadian dollars. In addition, a weaker US dollar may result in foreign exchange losses for HudBay due to depreciation in the value of US dollar-denominated cash balances.

After trading near parity with the US dollar for the first half of 2008, the Canadian dollar depreciated sharply in October 2008, averaging C$1.21 per US dollar in the fourth quarter of 2008, as concerns about the impact of lower energy and other commodity prices on Canada’s resource-based economy grew.

SENSITIVITY ANALYSIS

Net Earnings Sensitivity

The following table shows the approximate impact of metal prices and exchange rates on HudBay’s 2009 net earnings.

		A change of		Would change 2009 net earnings by [2] (C$ million)	Would change 2009 net earnings per share by [1] (C$/share)

Zinc [2]	lb.	US$	0.10	20.6	$0.13
Copper [2]	lb.	US$	0.10	8.1	$0.05
Gold [2]	troy oz.	US$	25.00	1.7	$0.01
Silver [2]	troy oz.	US$	1.00	1.0	$0.01
Exchange Rates [3]	US$1 to C$	C$	0.01	2.4	$0.02

[1]	Based on common shares outstanding of 153.0 million.
[2]	Based on exchange rate of US$1 to C$1.2.
[3]	Based on metal prices of US$0.60/lb. zinc, US$1.50/lb. copper, and US$850/oz. gold.

FINANCIAL REVIEW

Net Earnings Analysis

	Three Months Ended Dec 31, 2008	Year Ended Dec 31, 2008
	($ millions)

Net earnings for the period ended December 31, 2007	28.5	227.1

Increase (decrease) in earnings components:
Revenues	(63.8)	(287.9)
Costs and expenses
Operating	4.5	45.1
Depreciation, depletion and amortization	5.3	6.4
General and administrative	(3.4)	(12.4)
Stock-based compensation	(0.2)	—
Accretion of asset retirement obligations	(0.1)	(0.6)
Foreign exchange gain / loss	37.3	64.9
Exploration	0.5	7.5
Interest and other income	(2.7)	(7.5)
Gain / loss on derivative instruments	(1.5)	2.9
Asset impairment losses	17.0	(10.3)
Share of losses of equity investee	—	(3.9)
Future taxes	(8.7)	56.9
Current taxes	3.1	(14.8)

Decrease in net earnings	(12.7)	(153.7)

Net earnings for the period ended December 31, 2008	15.8	73.4

Net Earnings

For the fourth quarter, net earnings were $15.8 million, reflecting a $12.7 million decrease from the fourth quarter of 2007. Significant variances affecting net earnings were:

•	Lower revenues decreased earnings before tax by $63.8 million. See “Revenue” on page 13;

•	Lower operating costs increased earnings before tax by $4.5 million. See “Operating Expenses” on page 15;

•	Changes in foreign exchange gains and losses increased earnings before tax by $37.3 million. See “Foreign exchange (gain) loss” on page 18;

•

Decreases in other expenses increased earnings before tax by $1.6 million, mainly due to decreases in depreciation, depletion and amortization of $5.3 million, partially offset by increases in general and administrative expense of $3.4 million, which arose largely due to merger and acquisition activities;

•	Lower asset impairment losses increased earnings before tax by $17.0 million. See “Asset impairment losses” on page 18;

•	Other items decreased earnings before tax by $3.7 million, largely due to lower interest and other income; and

•

Higher tax expenses decreased net earnings by $5.6 million despite lower earnings before tax. Income tax expenses in the fourth quarter of 2007 reflected the recognition of previously unrecognized tax assets, which resulted in a lower effective tax rate. See “Tax Expense” on page 20.

For the full year 2008 net earnings of $73.4 million reflected a $153.7 million decrease from 2007. Significant variances affecting net earnings were:

•	Lower revenues decreased earnings before tax by $287.9 million. See “Revenue” on page 13;

•	Lower operating costs increased earnings before tax by $45.1 million. See “Operating Expenses” on page 15;

•	Changes in foreign exchange gains and losses increased earnings before tax by $64.9 million. See “Foreign exchange (gain) loss” on page 19;

•

Increases in other expenses decreased earnings before tax by $6.6 million. This was largely due to increases in general and administrative expense of $12.4 million, which arose mainly from executive retirement and severance costs of $6.0 million and merger and acquisition activities, partially offset by decreases in depreciation, depletion and amortization of $6.4 million;

•	Higher asset impairment losses decreased earnings before tax by $10.3 million. See “Asset impairment losses” on page 19;

•

As a result of equity accounting arising from HudBay’s pre-acquisition ownership of HMI Nickel, the Company’s share of losses incurred by HMI Nickel during the period prior to acquisition decreased earnings before tax by $3.9 million. See “Share of losses of equity investee” on page 19;

•

Other items increased earnings before tax by $2.9 million, including decreases in exploration expenses of $7.5 million following the decision to capitalize Lalor Project exploration costs and decreases in interest and other income of $7.5 million; and

•

Lower tax expenses increased net earnings by $42.0 million and resulted mainly from lower earnings before tax in 2008. Income tax expenses in 2007 reflected the recognition of previously unrecognized tax assets, which resulted in a lower effective tax rate. Other items affecting income tax expense are described in “Tax Expense” on page 20.

Revenue

Total revenue for the fourth quarter was $178.8 million, $63.8 million lower than for the same quarter last year. Significant revenue variances were:

•	Lower copper prices decreased revenue by $70.5 million. HudBay’s average realized copper price was US$1.78/lb. in the fourth quarter of 2008 compared with US$3.23/lb. in the fourth quarter of 2007;

•	The Canadian dollar, which was weaker over the fourth quarter of 2008 than it was over the fourth quarter of 2007, increased revenues denominated in US dollars by $54.5 million;

•

Lower zinc prices decreased revenue by $51.6 million for zinc metal. HudBay’s average realized zinc price was US$0.62/lb. in the fourth quarter of 2008 compared with US$1.29/lb. in the fourth quarter of 2007;

•	Gold volumes increased revenue by $13.1 million as increased volumes of domestic concentrates resulted in higher gold production;

•	Lower Balmat sales reduced revenue by $7.9 million;

•	Lower zinc sales volumes decreased revenue by $5.9 million;

•	Silver volumes increased revenue by $5.1 million, largely due to increased silver content in purchased concentrates; and

•	Other volume and pricing differences decreased revenue by $0.6 million.

For the full year, revenue was $981.9 million, $287.9 million lower than for 2007. Significant revenue variances were:

•

Lower zinc prices decreased revenue by $175.1 million for metal and $14.4 million for concentrate. HudBay’s full year average realized zinc price was US$0.93/lb. in 2008 compared with US$1.56/lb. in 2007 for metals and US$0.48/lb. for concentrates in 2008 compared to US$0.82/lb. in 2007;

•

Lower copper sales volumes reduced revenue by $71.7 million due to the Company’s first quarter initiative to recycle spent copper anode and reduce ongoing purchased concentrate production in order to meet 2008 air release limit targets for sulphur dioxide. This was partially offset from the sale of excess copper accumulated at 2007 year end;

•	Lower copper prices decreased revenue by $44.2 million. HudBay’s full year average realized copper price was US$3.13/lb. in 2008 compared with US$3.27/lb. in 2007;

•	Gold prices increased revenue by $17.3 million from 2007;

•	Silver volumes increased revenues by $8.8 million, largely due to increased silver content in 2008 purchased concentrates;

•	The Canadian dollar, which was slightly stronger over 2008 than it was over 2007, decreased revenues denominated in US dollars by $7.9 million; and

•	Other volume and pricing differences decreased revenue by $0.7 million.

Key drivers of the Company’s revenue are quantities of metal sold and realized metal prices. Refer to “Key Financial and Production Results” on page 5 for information on metal sales quantities.

HudBay Realized Prices

		Q4 2008	HudBay Realized Prices [1] Three Months Ended		2008	HudBay Realized Prices [1] Year Ended
		Average Prices [2]	Dec 31 2008	Dec 31 2007	Average Prices [2]	Dec 31 2008	Dec 31 2007

Prices in US$
Zinc [3]	US$/lb.	0.54	0.62	1.29	0.85	0.93	1.56
Copper [3]	US$/lb.	1.77	1.78	3.23	3.16	3.13	3.27
Gold	US$/troy oz.	795	764	758	872	845	682
Silver	US$/troy oz.	10.20	10.09	13.84	15.02	13.85	13.39

Prices in C$
Zinc [3]	C$/lb.	0.65	0.75	1.26	0.91	0.97	1.68
Copper [3]	C$/lb.	2.15	2.12	3.12	3.37	3.26	3.51
Gold	C$/troy oz.	963	928	739	930	907	733
Silver	C$/troy oz.	12.36	12.23	13.53	16.03	14.76	14.42

Exchange rate	US$1 to C$	1.21	1.20	0.97	1.07	1.05	1.08

[1]	Realized prices are before refining and treatment charges and only on the sale of finished metal, excluding metal in concentrates.
[2]	LME average for zinc, copper and gold prices, London Spot US equivalent for silver prices. HudBay’s copper sales contracts are primarily based on Comex copper prices.
[3]

The realized components of the metal swap cash flow hedges resulted in a gain of US$0.03/lb. for zinc and a gain of US$0.02/lb. for copper during the fourth quarter of 2008 (full year gain of US$0.03/lb. for zinc and a loss of US$0.04/lb. for copper). Refer to “Base Metal Price Strategic Risk Management” on page 31.

For the Company’s sensitivity to metal prices and the foreign exchange rates, refer to “Sensitivity Analysis” on page 10.

Expenses

Operating Expenses

For the fourth quarter of 2008, operating expenses were $155.6 million, $4.5 million lower than for the same quarter last year. Significant variances were:

•

Operating cost reductions relating to lower volumes were approximately $20.3 million before consideration of Balmat, primarily related to lower volumes of purchased concentrates; lower volumes of zinc and gold were largely offset by higher volumes of domestic copper. Purchased concentrates accounted for only 16% of total concentrates treated during the fourth quarter of 2008, as compared to 33% in the fourth quarter of 2007;

•

The Canadian dollar, which was weaker over the fourth quarter of 2008 than it was over the fourth quarter of 2007, increased operating costs denominated in US dollars (other than Balmat) by an estimated $16.1 million, most of which related to purchased concentrates;

•	Decreasing copper prices resulted in reduced costs due to a $14.6 million gain on provisional pricing adjustments on purchased concentrate;

•	Expenditures for the newly acquired HMI Nickel entity were $12.4 million;

•	Increases to mining costs of $1.7 million and processing costs of $6.0 million related primarily to higher consumable and contractor costs;

•

Variances in the Company’s recorded net profits interest expense associated with the Company’s Callinan agreement reduced fourth quarter operating costs by $6.7 million as compared to the fourth quarter of 2007. Accruals for net profits interest amounts under the agreement commenced in the fourth quarter of 2007 and amounted to $6.5 million at that time. In contrast, as a result of dropping metal prices, the net profits interest adjustment for the fourth quarter of 2008 was negative $0.2 million;

•	Lower profit sharing expense decreased operating costs by $5.5 million;

•

Subsequent to the suspension of operations at Balmat in August 2008, expenditures of $5.8 million were incurred during the fourth quarter relating to mining, processing and closure activities, reflecting a reduction in operating costs of $1.9 million from the fourth quarter of 2007;

•

During the year, the Company incurred expenditures of approximately $1.2 million toward upgrading enterprise resource planning systems. This initiative was placed on hold during the fourth quarter, and the amounts were expensed; and

•	Other operating expenses increased costs by $7.1 million.

In 2008, operating expenses were $685.6 million, $45.1 million lower than in 2007. Significant variances were:

•	Lower sales volumes reduced operating costs by approximately $94.1 million;

•

Higher costs of purchased copper concentrates increased costs by $29.4 million excluding changes due to foreign currency. The increase arose from reduced treatment deductions and higher silver quantities and included decreases of $9.6 million from provisional pricing adjustments on copper concentrate purchases;

•	Increases to mining costs of $5.1 million, concentrator costs of $2.0 million and processing costs of $17.3 million related to higher consumable and contractor costs;

•	Lower profit sharing expense decreased operating costs by $21.3 million;

•	Expenditures for the newly acquired HMI Nickel entity were $12.7 million;

•	Lower costs for purchased zinc concentrate decreased costs by $9.6 million;

•	Estimated net profits interest expense associated with the Company’s Callinan agreement increased operating costs by $5.6 million, as 2008 was the first full year for which payments were required;

•

Despite suspension of operations at Balmat in August 2008, the quantity of zinc metal sold from concentrate was similar to the prior year. Unit costs related to these volumes were lower than in the previous year; however, with clean-up and closure costs, total Balmat operating costs increased by $2.6 million;

•	The Canadian dollar, which was slightly stronger over 2008 than it was over 2007, decreased operating costs denominated in US dollars by an estimated $2.5 million;

•

During the year, the Company incurred expenditures of approximately $1.2 million toward upgrading enterprise resource planning systems. As noted above, this initiative was placed on hold, and the amounts were expensed; and

•	Other operating expenses increased costs by $6.5 million.

Key inventory changes during the fourth quarter were 1:

•

Concentrate inventory - Balmat zinc concentrate inventory increased by 1,400 tonnes to 1,800 tonnes, pending shipment, and other domestic zinc concentrate decreased by 2,700 tonnes to 6,200 tonnes, and domestic copper concentrate decreased by 9,000 tonnes to 4,300 tonnes;

•	Inventory in process - Copper anodes decreased by 1,500 tonnes to 7,000 tonnes; and

•	Finished metal inventory - Zinc increased by 4,900 tonnes to 17,200 tonnes, and copper increased by 2,100 tonnes to 7,000 tonnes.

Year over year, inventory in process and finished metal inventory decreased by $37.1 million, primarily due to lower volumes of copper concentrate and finished metals on hand.

[1]	Inventories of concentrates and other quantities are approximate. Estimates will change from period to period as quantities are reassessed.

Unit Operating Costs		Three Months Ended		Year Ended
		Dec 31 2008	Dec 31 2007	Dec 31 2008	Dec 31 2007
Mines
777	$/tonne	45.75	43.11	39.05	38.20
Trout Lake	$/tonne	53.37	51.32	50.58	48.77
Chisel North	$/tonne	76.48	62.99	68.05	57.80
Balmat [1]	$/tonne	—	50.24	—	63.46

Total Mines [1]	$/tonne	52.59	49.34	49.01	46.32
Concentrators
Flin Flon	$/tonne	10.82	9.60	10.16	9.57
Snow Lake	$/tonne	23.25	22.03	21.49	21.07
Balmat	$/tonne	—	9.26	—	10.88
Metallurgical Plants
Zinc Plant	$/lb. Zn	0.325	0.326	0.314	0.290
Zochem [2]	$/lb. ZnO	0.165	0.142	0.143	0.137
Copper Smelter	$/lb. Cu	0.403	0.272	0.381	0.270
WPCR	US$/lb. Cu	0.075	0.071	0.074	0.071

Non-GAAP Detailed Operating Expenses [3]	($000s)
Mines
777		16,860	15,133	57,422	54,405
Trout Lake		10,011	10,834	39,260	40,335
Chisel North		6,278	5,468	22,127	19,013
Balmat		1,008	4,941	20,934	21,328
Concentrators
Flin Flon		6,137	5,346	22,931	21,549
Snow Lake		1,753	1,736	6,825	6,761
Balmat		438	908	4,210	3,629
Metallurgical Plants
Zinc Plant		21,459	19,030	78,074	70,694
Copper Smelter		16,756	13,919	62,795	53,602
WPCR		3,602	2,885	12,566	11,817
Other
Purchased concentrate treated		11,720	54,578	155,994	282,474
Anode freight & refining		2,003	1,198	8,539	7,690
Services & administration		11,642	11,412	46,089	50,106
HBMS employee profit sharing		3,977	9,519	21,315	42,601
Net profits interest		(201)	6,490	12,077	6,490
Other [4]		20,566	15,629	72,255	63,432
Changes in domestic inventory [5]		9,145	(18,947)	29,487	(25,178)
HMI Nickel		12,435	—	12,716	—

Total Operating Expenses, per financials		155,589	160,079	685,616	730,748

[1]

As the Balmat mine ceased production on August 22, 2008, unit production costs for the remainder of the year were not meaningful as a comparative tool and have not been presented for periods in 2008. However, Balmat’s costs are reflected within the weighted average unit costs presented for total mines.

[2]	Excludes the cost of metal purchases.
[3]	Refer to “Non-GAAP Performance Measures” on page 47.
[4]	Includes share of Considar Metal Marketing (“CMM”) operating costs and other provisions.
[5]

During 2008, the Company reduced inventories, particularly for copper concentrate and copper metals, requiring recognition of additional operating expenses to reflect the cost of sales during the period. During the same period in 2007, inventories increased, requiring a negative adjustment to operating expenses.

For the fourth quarter, other significant variances for 2008 versus 2007 were:

•	Depreciation and amortization decreased by $5.3 million, totaling $20.3 million for the fourth quarter of 2008, primarily due to reduced Balmat operations.

•	General and administrative expenses increased by $3.4 million, totaling $8.5 million for the fourth quarter of 2008, primarily related to costs for merger and acquisition activities.

•

Foreign exchange (gain) loss changed by $37.3 million to a gain of $34.8 million in the fourth quarter of 2008. Foreign exchange (gain) loss represents changes in the Canadian dollar value of HudBay’s foreign currency denominated operating accounts (including certain cash, cash equivalents and short-term investments, accounts receivable, accounts payable and derivatives) in response to changes in the value of the Canadian dollar relative to foreign currencies over the period. The Company’s foreign currency denominated operating accounts are held primarily in US dollars; small amounts are held in Guatemalan quetzals. The value of the Canadian dollar relative to the US dollar decreased over the fourth quarter of 2008, with exchange rates moving from $1.06 as at September 30, 2008 to $1.22 as at December 31, 2008 and resulting in a foreign exchange gain of $34.8 million in the fourth quarter of 2008. Over the same period in the prior year, the value of the Canadian dollar was fairly consistent, with an exchange rate of $0.99 as at September 30, 2007 and as at December 31, 2007 and resulted in a foreign exchange loss of $2.6 million in the fourth quarter of 2007.

•

Interest and other income decreased by $2.7 million to $5.9 million for the fourth quarter of 2008. Interest income was lower in the fourth quarter of 2008 due to lower interest rates and lower invested cash.

•

Loss on derivative instruments decreased by $1.5 million to a gain of $1.6 million in the fourth quarter of 2008, related mainly to a $1.7 million decrease in the value of the Company’s US dollar put options, as the value of the Canadian dollar weakened relative to the US dollar over the fourth quarter of 2008 and only one maturity date remains (refer to “Foreign Exchange Risk Management” on page 31 for information on the Company’s US dollar put options).

•

Asset impairment losses decreased by $17.0 million to $3.2 million in the fourth quarter of 2008. In the fourth quarter of 2008, the Company recognized impairment losses of $3.2 million related to investments in listed shares. As the investments are classified as available-for-sale, this impairment loss has been removed from accumulated other comprehensive income for recognition in earnings. The investments are carried on the balance sheet at their fair value of $119.0 million at year end. In the fourth quarter of 2007, the Company recognized impairment losses of $5.1 million related to investments in listed shares and $15.1 million related to the Balmat mine.

For the full year, other significant variances for 2008 versus 2007 were:

•	Depreciation and amortization decreased by $6.4 million, totaling $88.3 million in 2008, primarily due to reduced Balmat operations.

•

General and administrative expenses increased by $12.4 million, totaling $30.6 million in 2008, primarily due to executive retirement and severance costs of $6.0 million and costs related to merger and acquisition activities.

•

Foreign exchange (gain) loss changed by $64.9 million, from a $22.6 million loss in 2007 to a $42.3 million gain in 2008. As described above, the 2008 gain represents an increase in the Canadian dollar value of HudBay’s US dollar denominated operating accounts (including certain cash, cash equivalents and short-term investments, accounts receivable, accounts payable and derivatives). The value of the Canadian dollar has decreased relative to the US dollar over the 2008 year, with exchange rates moving from $0.99 as at December 31, 2007 to $1.22 as at December 31, 2008. Over the 2007 year, the value of the Canadian dollar increased, with exchange rates moving from $1.17 as at December 31, 2006 to $0.99 as at December 31, 2007

•

Exploration expenses decreased by $7.5 million to $25.6 million in 2008, net of tax credits of $1.9 million in each of 2008 and 2007, primarily due to the capitalization of Lalor Project expenditures. Effective April 1, 2008, expenditures associated with the Lalor Project have been capitalized, as the property has been identified by the Company as having the potential of being developed into a mine. Refer to “Capital Expenditures” on page 26 for information on capitalized exploration expenditures. Refer to “Exploration” on page 43 for information on exploration at the Lalor Project property.

•

Interest and other income decreased to $26.2 million in 2008 from $33.8 million in 2007. In 2007, the Company received $6.0 million for the finalization of the sale of shares held in Stikine Copper Limited. The investment in the Stikine shares was obtained many years ago and had been assigned no value. Interest income was lower for the full year 2008, mainly due to lower interest rates.

•

Loss on derivative instruments improved by $2.9 million to a loss of $0.6 million in 2008, mainly due to a one-time, $9.3 million loss recorded in the first quarter of 2007 for the period between executing the Company’s commodity swap contracts and generating required hedge documentation (refer to “Base Metal Price Strategic Risk Management” on page 31), offset in part by a $6.7 million decrease in the value of the Company’s US dollar put options in 2008 (refer to “Foreign Exchange Risk Management” on page 31).

•

Asset impairment losses increased by $10.3 million to $30.4 million in 2008. During 2008, the Company recorded an asset impairment loss of $27.2 million on its Balmat zinc mine. In its second year of commercial production, the performance of the Balmat mine continued to fall short of the Company’s expectations, which had been recently revised as part of the previous asset impairment of $15.1 million taken in the fourth quarter of 2007. Due to this operating shortfall and rapidly declining zinc prices, the Balmat mine operations were suspended on August 22, 2008. Based on the anticipated expenses and deferral of operating cash flow associated with a period of care and maintenance, the Company completed a review of the discounted value of future cash flows and determined that the carrying value of Balmat’s assets was not likely to be recoverable. Accordingly, the carrying value of the Balmat property, plant and equipment was written off, and the carrying value of Balmat’s materials and supplies inventory was written down to its net realizable value. The Company continues to explore on the Balmat property.

As described above, the Company also recognized impairment losses related to investments in listed shares of $3.2 million in 2008 and $5.1 million in 2007.

•

Share of losses of equity investee of $3.9 million was recorded due to the Company’s share of losses incurred by HMI Nickel during the period prior to HudBay’s acquisition of control on August 26, 2008.

Tax Expense

Income Tax Expense

The statutory income tax rate decreased from approximately 36% in 2007 year to an estimated rate of 33% for 2008 as a result of federal and Manitoba income tax rate reductions. In the past, the Company accumulated significant corporate income tax pools and has recorded the benefits related to these pools as future tax assets (net of a valuation allowance, which limits the tax asset recognized on the balance sheet to an amount management believes the Company is more likely than not to realize). The Company has used the majority of its short-term income tax pools. Consequently, the Company began recording current income tax expense in the second quarter of 2008.

The Company’s effective income tax rate for 2008 was approximately 40% (fourth quarter - 33%). Significant items causing the Company’s effective income tax rate to be higher than the 33% statutory income tax rate include:

•

The Balmat mine recorded a loss of $56.5 million in 2008 (fourth quarter - loss of $6.3 million), including an asset impairment loss of $27.2 million recorded in the third quarter. These losses cause temporary differences, which result in a future tax asset and a tax benefit. However, the Company determined it is not more likely than not to realize these future tax assets; accordingly, the Company increased its valuation allowance, which offsets the future tax asset and tax benefit recorded. The net effect is an increase to the Company’s effective tax rate because the Company has recorded a loss for accounting purposes but has not recorded a corresponding tax benefit.

•	The Company recorded stock-based compensation expense of $12.0 million during the year (fourth quarter - $2.1 million). Stock-based compensation is not deductible for tax purposes.

•

The Company recorded a loss of $3.9 million in the third quarter for its share of HMI Nickel’s losses during the period in which the Company held significant influence over HMI Nickel, prior to the Company’s acquisition of control. These losses are not deductible for tax purposes.

•

The Guatemalan operations realized a loss of approximately $10 million. In Guatemala, there are two tax regimes for income tax purposes; the “general tax regime” applies tax at a rate of 5% of gross revenue, and the “alternative tax regime” subjects the net taxable income of CGN to a tax at a rate of 31%. Guatemalan companies have the option of electing on an annual basis to be taxed under the “alternative tax regime” for the following year. It is management’s view that CGN will pay tax under the “general tax regime” when temporary differences reverse. Consequently, no future taxes have been recognized with respect to the Guatemalan operations. When costs are expensed for accounting purposes, the net effect is an increase to the Company’s effective tax rate because the Company has recorded an expense for accounting purposes but has not recorded a corresponding tax benefit.

As a result of non-deductible items and other adjustments required for tax purposes, the Company has calculated and accrued tax expense based on a taxable income figure that exceeds the Company’s earnings before tax as presented in the Company’s financial statements; this results in a higher effective income tax rate. The Company increased its valuation allowance by approximately $23.2 million during the year (fourth quarter - $4.6 million), in addition to recording a valuation allowance of $16.3 million against the Canadian future tax assets related to HMI Nickel. The total valuation allowance was $76.2 million as at December 31, 2008.

Mining Tax Expense

The Company has also accumulated mining tax pools over the years and has recorded the related benefits as future mining tax assets. Management considers some additional factors in estimating the required valuation allowance for mining tax assets, primarily because the rate of deductions is more restrictive for mining tax purposes. At December 31, 2008, the future mining tax asset recorded on the Company’s balance sheet was net of a valuation allowance related to temporary differences for mining tax pools that are expected to reverse more than three years in the future. Management reviews estimates for the valuation allowance each quarter and, in so doing, considers uncertainties associated with future longer term metal prices and foreign exchange rates. During 2008, after applying the Company’s mining tax pools to current earnings, the future mining tax asset was partially drawn down.

HudBay’s effective rate for mining taxes was approximately 17% on 2008 earnings before tax (fourth quarter - 3%). For the full 2007 year, mining taxes were approximately 9% on earnings before tax. The higher effective mining tax rate for 2008 relates mainly to the composition of the Company’s earnings and the reduction of available tax deductions.

	Three Months Ended		Year Ended
Breakdown of Tax Expense	Dec 31 2008	Dec 31 2007	Dec 31 2008	Dec 31 2007
	($000s)

Non-cash - income tax expense *	6,813	5,523	42,819	104,063
Non-cash - mining tax expense *	1,572	(5,798)	6,546	2,077

Total non-cash draw-down	8,385	(275)	49,365	106,140

Estimated current taxes payable - income tax	1,231	75	24,692	407
Estimated current taxes payable - mining tax	(821)	3,463	22,241	31,770

Total estimated current taxes payable	410	3,538	46,933	32,177

Tax expense	8,795	3,263	96,298	138,317

*	Non-cash tax expenses represent draw-downs of the non-cash future income and mining tax assets.

EBITDA *

The following table presents the calculation of EBITDA for the three months and year ended December 31, 2008 and December 31, 2007.

	Three Months Ended		Year Ended
	Dec 31 2008	Dec 31 2007	Dec 31 2008	Dec 31 2007
	($000s)

Earnings before tax, per financial statements	24,614	31,722	169,651	365,456

Adjustments:
Depreciation and amortization	20,313	25,610	88,295	94,697
Exploration	5,697	6,223	25,583	33,067
Interest and other income	(5,881)	(8,593)	(26,217)	(33,841)
(Gain) loss on derivative instruments	(1,639)	(3,120)	589	3,515
Asset impairment losses	3,196	20,172	30,433	20,172
Share of losses of equity investee	—	—	3,915	—

EBITDA *	46,300	72,014	292,249	483,066

*	Refer to “Non-GAAP Performance Measures” on page 47. EBITDA represents earnings before interest, taxes, depreciation and amortization, gain/loss on derivative instruments, exploration, interest and other income, asset impairment losses and share of losses of equity investee.

TREND ANALYSIS AND QUARTERLY REVIEW

The following table sets forth selected consolidated financial information for each of HudBay’s eight most recently completed quarters.

	2008				2007
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	($000s)

Revenue	178,781	247,441	284,035	271,637	242,596	319,805	358,298	349,142
EBITDA[1]	46,300	88,633	86,351	70,965	72,014	118,414	140,119	152,519
Operating cash flow[2]	38,805	54,484	70,721	70,651	83,809	113,921	137,660	142,500
Earnings before tax	24,614	33,898	64,542	46,597	31,722	94,266	121,953	117,515
Net earnings	15,819	2,780	33,202	21,552	28,459	66,465	69,139	63,076
Earnings per share:
Basic	0.10	0.02	0.26	0.17	0.22	0.52	0.55	0.50
Diluted	0.10	0.02	0.26	0.17	0.22	0.52	0.54	0.49

[1]	EBITDA is considered a non-GAAP measure (refer to “Non-GAAP Performance Measures” on page 47).
[2]	Before changes in non-cash working capital.

The price, quantity and mix of metals sold, along with movements in the Canadian dollar, affects the Company’s revenue, operating cash flow and earnings. Revenue from metal sales can vary from quarter to quarter due to production levels, shipping volumes, and risk and title transfer terms with customers. The appreciation of the Canadian dollar has contributed to lower revenues, earnings and operating cash flow in 2008 and in the fourth quarter of 2007 compared to previous quarters.

Since the second quarter of 2007, prices for zinc metal have steadily declined to reach a three year low in the fourth quarter of 2008. Copper prices were much stronger through 2007 and the first three quarters of 2008; however, a dramatic fall in copper prices in October 2008 resulted in significantly lower average copper prices during the fourth quarter of 2008. As a result, EBITDA and operating cash flow have declined substantially in 2008 compared to the levels enjoyed in early 2007.

In the fourth quarter of 2007 and the third quarter of 2008, asset impairment losses were recorded for the Balmat mine assets of $15.1 million and $27.2 million, respectively. In addition, a foreign exchange gain of $34.8 million was recorded in the fourth quarter of 2008.

The following table sets forth selected consolidated financial information for each of the three most recently completed years.

	2008	2007	2006
	($000s)
Revenue	981,894	1,269,841	1,129,003
Earnings before tax	169,651	365,456	442,451
Operating cash flow [1]	234,661	477,890	490,797
Net earnings	73,353	227,139	563,991
Earnings per share:
Basic	0.54	1.79	5.32
Diluted	0.54	1.77	4.69
Total assets	1,918,353	1,551,627	1,318,515
Total long-term financial liabilities [2]	102,361	133,622	121,951

[1]	Before changes in non-cash working capital.
[2]

Total long-term financial liabilities consist of non-current portions of long-term debt, pension obligations, other employee future benefits, obligations under capital leases, and fair value of derivative liabilities.

The Company’s revenue, operating cash flow and earnings in 2007 and 2006 were significantly higher primarily due to higher metal prices compared to 2008. In 2006, net earnings were positively affected by increases in tax assets previously unrecognized, totaling $146.8 million. For 2007, there was a draw down of the tax assets, resulting in significant non cash tax expenses included in net earnings.

FINANCIAL CONDITION, CASH FLOWS, LIQUIDITY AND CAPITAL RESOURCES

Financial Condition at December 31, 2008 Compared to Financial Condition as at December 31, 2007

Cash, cash equivalents and short-term investments of $704.7 million as at December 31, 2008 reflected a $52.9 million decrease from their balance of $757.6 million as at December 31, 2007. The Company did not invest in asset-backed commercial paper, and its cash equivalents and short-term investments are held in low-risk, liquid investments with major Canadian banks.

From December 31, 2007 to December 31, 2008, working capital decreased by $117.2 million to $763.7 million. The significant changes, other than the Company’s lower cash, cash equivalents and short-term investments position, included decreases in inventory of $37.1 million, due primarily to reductions in inventories from lower volumes of purchased copper concentrate; draw-downs in the current portion of future income and mining tax assets of $22.6 million; and increases in taxes payable of $15.9 million as HBMS began to accrue significant amounts of current income tax in 2008; offset in part by decreases in the current portion of derivative liabilities of $6.7 million and decreases in payables of $5.2 million.

On December 11, 2008, the Company acquired 96,997,492 common shares of Lundin at a price of $1.40 per share in a private placement that was approved by the Toronto Stock Exchange. Aggregate gross proceeds to Lundin were $135.8 million. The Company has recorded this available-for-sale investment at its fair value of $112.5 million as at December 31, 2008 and has recorded an unrealized loss of $23.3 million in other comprehensive income (“OCI”).

The Company acquired control of HMI Nickel on August 26, 2008 and funded the purchase price of $448.6 million mainly by issuing 31.3 million common shares, granting 1.9 million stock options, and incurring transaction costs; included in this purchase price is the Company’s June 27, 2008 purchase of 19.9% of the outstanding shares of HMI Nickel at a cost of $95.2 million cash.

In December 2007, HudBay launched a normal course issuer bid to purchase, through the facilities of the Toronto Stock Exchange, up to 9,946,093 HudBay common shares, representing approximately 9.5% of its public float, over a twelve month period ending December 16, 2008. During 2008, the Company repurchased 5,420,000 shares and recorded a reduction in share capital of $21.2 million. The excess net cost over the average book value of the shares has been recorded as a reduction to contributed surplus of $2.2 million and a reduction to retained earnings of $29.9 million. As at December 31, 2008 a total of 5,741,300 shares had been purchased for approximately $59.5 million. The Company did not repurchase shares during the fourth quarter of 2008.

HudBay’s contractual obligations at December 31, 2008 are materially unchanged from December 31, 2007, except for potential increases in unfunded pension liabilities (refer to “2009 Costs” on page 8) and the addition of those arising from the Company’s acquisition of HMI Nickel (refer to “Contractual Obligations and Commitments” on page 27).

As at December 31, 2008, letters of credit of $61.3 million were outstanding, including $40.5 million provided to the Provinces of Saskatchewan and Manitoba for reclamation undertakings and $8.9 million provided by HMI Nickel.

Subsequent to December 31, 2008, on January 15, 2009, the Company’s remaining Senior Secured Notes were redeemed with proceeds from the Company’s cash held in trust.

The Company’s credit facility expired on February 27, 2009. HudBay’s lenders refused to extend the credit facility due to concern about the pending meeting of HudBay shareholders to consider a motion to remove the Board of Directors of HudBay and replace them with the nominees of a HudBay shareholder. Given the Company’s cash position, the expiry of the credit facility is not expected to have a material impact on HudBay.

The following table summarizes HudBay’s cash flows for the three months and year ended December 31, 2008 and December 31, 2007.

	Three Months Ended		Year Ended
	Dec 31 2008	Dec 31 2007	Dec 31 2008	Dec 31 2007
	($000s)

Net earnings for the period	15,819	28,459	73,353	227,139
Items not affecting cash	22,986	55,350	161,308	250,751
Net change in non-cash items	12,323	9,156	12,045	20,283

Cash provided by operating activities	51,128	92,965	246,706	498,173
Cash required for financing activities	(1,843)	(6,905)	(64,639)	(6,524)
Cash required for investing activities	(72,879)	(38,344)	(733,325)	(117,826)
Effect of exchange rate changes on cash and cash equivalents	7,761	6,975	19,411	(2,113)

(Decrease) increase in cash and cash equivalents	(15,833)	54,691	(531,847)	371,710

Cash Flow from Operating Activities

Operating activities provided $51.1 million of cash flows in the fourth quarter, reflecting a decrease of $41.8 million from operating cash flows for the quarter ended December 31, 2007. The determination of operating cash flows begins with net earnings for the quarter, to which non-cash expense and loss items are added back and non-cash revenue and gain items are deducted. Finally, an adjustment is made for changes in non-cash working capital items. Net earnings for the quarter decreased by $12.6 million as compared to the fourth quarter of 2007, and significant factors explaining the change in operating cash flows included non-cash asset impairment losses, which were lower by $17.0 million, and the change in fair value of derivatives, for which the add-back was $12.7 million lower than it had been in the fourth quarter of 2007. Changes in non-cash working capital over the fourth quarter of 2008 related largely to accounts payable and accrued liabilities, which increased by $9.6 million due to higher legal and consulting activities in December and timing of cash disbursements, with lower projections for Callinan net profits interest payments and purchased concentrate payments offset by increases to profit sharing accruals during the quarter; and inventories, which decreased by $9.3 million due to continued reductions to previously accumulated copper concentrate inventories. In addition, prepaid expenses and other current assets increased by $4.2 million due to timing of insurance payments, and accounts receivable increased by $2.0 million over the fourth quarter due to reduced sales volumes and prices.

For the full year, cash provided by operations was $246.7 million, reflecting a decrease of $251.5 million from operating cash flows for the full year 2007. Net earnings for the year decreased by $153.8 million compared to 2007. Other significant factors explaining the change in operating cash flows included non-cash future tax expense, which was $56.8 million lower than it had been in 2007; foreign exchange (gain) loss, for which the non-cash adjustment was $20.8 million lower than it had been in 2007; the change in fair value of derivatives, for which the non-cash adjustment was $19.2 million lower than it had been in 2007; and non-cash asset impairment losses, which were higher by $10.3 million. Significant changes in non-cash working capital over 2008 included accounts payable and accrued liabilities, which decreased by $35.7 million over the year on a non-cash basis primarily due to decreases in volumes and prices of purchased concentrates and lower profit sharing accruals for the year; inventories, which decreased by $34.8 million due to reductions to previously accumulated copper concentrate and finished metals inventories, as well as lower costs associated with inventories related to purchased concentrates, partially offset by higher volumes of zinc metal inventory; taxes payable, which increased by $9.8 million as expenses recognized for accounting purposes exceeded installments required; and accounts receivable, which decreased by $3.5 million primarily due to lower trade receivables related to price and sales quantities.

Cash Flow for Financing and Investing Activities

For the fourth quarter, cash required for financing and investing activities was represented mainly by the Company’s purchase of investments in listed shares of $142.7 million, including its $135.8 million investment in Lundin. The Company sold short-term investments (defined as short-term investments with an original maturity of more than three months) in Canadian bankers’ acceptances for proceeds of $123.9 million, invested $53.9 million in additions to property, plant and equipment and repaid capital lease obligations of $2.0 million. In 2007, fourth quarter cash outflows for financing and investing activities consisted mainly of additions to property, plant and equipment of $37.9 million and share repurchases of $6.2 million.

In 2008, cash required for financing and investing activities was represented mainly by the Company’s $478.9 million net purchases of short-term investments in Canadian bankers’ acceptances, $145.2 million investments in listed shares, including its $135.8 million investment in Lundin, $95.2 million equity investment in HMI Nickel, as well as net cash of $130.7 million acquired upon the Company’s acquisition of HMI Nickel. In addition to these items, operating cash flow of $246.7 million in 2008 was invested in additions to property, plant and equipment of $144.7 million, share repurchases of $53.3, $7.5 million to pay off the Company’s Province of Manitoba loan, and capital lease repayments of $4.5 million.

Capital Expenditures

The following summarizes HudBay’s capital expenditures by mine and processing facility. Expenditures for the Fenix Project represent expenditures since the acquisition of HMI Nickel on August 26, 2008.

	Three Months Ended		Year Ended
	Dec 31 2008	Dec 31 2007	Dec 31 2008	Dec 31 2007
	($ millions)

777 Mine	9.5	7.2	26.5	27.3
Trout Lake Mine	7.2	8.6	28.6	28.0
Chisel North Mine	2.7	6.4	8.7	12.3
Balmat Mine and Concentrator	—	8.4	10.2	25.0
Flin Flon and Snow Lake Concentrators	1.0	0.5	3.3	1.7
Flin Flon and Snow Lake Other	2.9	1.3	11.1	6.5
Zinc Plant	3.7	2.6	12.2	6.1
Zinc Oxide Plant	0.6	0.1	1.3	0.6
Copper Smelter	0.8	1.1	1.3	2.0
WPCR	—	1.6	1.6	7.4
Other	0.6	—	0.6	—

Sustaining capital expenditures	29.0	37.8	105.4	116.9

Lalor Project	4.2	—	13.2	—
Fenix Project	21.3	—	29.2	—

Growth capital expenditures	25.5	—	42.4	—

Total	54.5	37.8	147.8	116.9

	Three Months Ended		Year Ended
	Dec 31 2008	Dec 31 2007	Dec 31 2008	Dec 31 2007
	($ millions)
Plant and Equipment	14.6	16.8	41.6	44.7
Capital Development	13.4	19.0	58.8	65.9
Capitalized Exploration	5.2	2.0	18.2	6.3
Capitalized Fenix Project	21.3	—	29.2	—

Total	54.5	37.8	147.8	116.9

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The following table summarizes, as at December 31, 2008, certain of HudBay’s contractual obligations for the period specified.

Payment Schedule	Total	Less than 1 Year	1 - 3 Years	3-5 Years	After 5 Years
	($000s)
Capital lease obligations	743	633	110	—	—
Operating lease obligations	4,711	1,394	1,866	966	485
Purchase obligations	23,649	23,649	—	—	—
Pension and other employee future benefits obligations	122,612	20,351	30,000	34,000	38,261
Asset retirement obligations [1]	105,114	5,315	4,435	3,244	92,120

Total	256,829	51,342	36,411	38,210	130,866

[1]	Before inflation and market risk.

In addition to the contractual obligations included in the above payment schedule, HudBay also has the following commitments:

•	Commitments to purchase copper and zinc concentrates, with payments related to market prices over a quotational period;

•	A profit-sharing plan with certain employees;

•

An asset purchase agreement with respect to the Balmat mine that specifies payments to be made out of annual positive future net free cash flow (after reasonable capital and exploration expenditures) from Balmat mine operations, subject to a “cap” of US$25 million. The agreement also places certain restrictions on the purchased assets until payment of the “cap” has been reached;

•	Royalty agreement and net profit interest agreements related to the 777 mine;

•	Collective Bargaining Agreements in place with unionized Flin Flon/Snow Lake workforce that prohibit strikes and lockouts and provide for binding arbitration.

•

Long-term agreements for the supply of electrical power and construction of a new power transmission line for the Fenix Project and its interconnection with the Guatemalan transmission grid. The terms of the agreements have security requirements and also specify cancellation costs and a contingent obligation to purchase certain transmission line development assets. These agreements were terminated on February 27, 2009;

•	A contingent commitment to make payments based on tonnages of ore mined at areas of the Fenix Project and to pay a sales agency fee and net smelter return if a ferro-nickel plant is operated;

•

A contingent commitment relating to a letter of intent signed with the Government of Guatemala to pay a ferro-nickel royalty in addition to the existing Mining Law Royalty under the Mining Act. The letter of intent was signed with the previous administration and has not been ratified by the Government; and

•	A requirement to provide security to the Government of Guatemala for commitments related to the Fenix Project under an approved Environmental Impact Assessments program.

Additional details on the above commitments are available in notes 23b and 23c to the Company’s December 31, 2008 annual consolidated financial statements.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas where management’s judgement is applied include ore reserve determinations used in amortization of certain property, plant and equipment, in-process inventory quantities and provision for inventory obsolescence, plant and equipment estimated economic lives and salvage values, assessment of impairment, fair value of certain assets and liabilities, purchase price allocations, contingent liabilities, future income and mining tax assets and valuation reserves, interpretation of tax legislation, allocation of revenue and costs to non-Manitoba sourced ore for the purpose of computing Manitoba mining taxes payable, asset retirement obligations, stock based compensation, pension obligations and other employee future benefits. Actual results could differ from those estimates by material amounts. These estimates are reviewed at least annually, and changes in estimates are reported in earnings in the period in which they became known.

Mineral Reserves and Resources

HudBay estimates mineral reserves and resources to determine future recoverable mine production based on assessment of geological, engineering and metallurgical analyses, estimates of future production costs, capital costs and reclamation costs, as well as long-term commodity prices and foreign exchange rates. Capitalized costs of mineral properties and mine development are amortized on a unit-of-production basis, based on related proven and probable mineral reserves.

Impairment

HudBay reviews the carrying value of operating mines and plant and equipment for impairment when events or changes in circumstances indicate that the carrying amounts of related assets may not be recoverable. If total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, the Company measures and records an impairment loss to write down the assets to fair value, which is normally the discounted value of future cash flows. Cash flows include the production of both mineral reserves and a portion of mineral resources based on management’s best estimate of the most probable production profile. Cash flows are also dependent on estimates of future production costs, capital expenditures, salvage values, closure costs, reclamation costs as well as long term commodity prices and foreign exchange rates.

In-Process Inventories

In-process concentrates and metal inventory quantities comprise the majority of the Company’s inventories by value and represent materials that are in the process of being converted into saleable product. HudBay measures in-process inventories based on assays of material received at metallurgical plants and estimates of recoveries in the production processes. The Company estimates realizable value of in-process inventories at financial statement dates and carries inventories at the lower of cost and estimated net realizable value. Where the net realizable value is less than the accumulated costs that have been allocated to that inventory, an impairment charge is reported as part of current period operating costs to reduce the carrying value of the inventory.

Future Tax Assets and Liabilities

The Company uses the asset and liability method of tax allocation for accounting for income taxes. Under the liability method, future income and mining tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities. Future tax assets and liabilities are measured using substantively enacted tax rates expected to be in effect in the years that differences occur. These determinations rely on management’s estimate of when temporary differences will reverse, as well as management’s interpretation of tax legislation. Future tax assets are reduced by a valuation allowance if it is more likely than not that some or all of the future tax assets will not be realized. The Company evaluates the carrying value of future tax assets on a quarterly basis and adjusts the amount of the valuation allowance as necessary. Factors used to assess the likelihood of realization include forecasts of future taxable income and available tax planning strategies that could be implemented to realize future tax assets.

Asset Retirement Obligations

Asset retirement obligations are estimated based on environmental plans, in compliance with current environmental and regulatory requirements. The Company estimates and provides for decommissioning costs, and records a corresponding decommissioning asset, when a new mine or plant is placed into commercial production. Accretion expenses are accrued over the life of each associated operating mine or plant, such that at the end of the asset life the provision is equal to the balance estimated to be paid at that date. The decommissioning asset is amortized over the life of the related asset. Judgement is required to determine assumptions including credit adjusted risk-free rates, expected timing of decommissioning costs, inflationary factors and market risks. Changes in cost estimates result in offsetting changes to the asset and liability and corresponding changes to the associated amortization and accretion rates. In view of the uncertainties concerning these future obligations, the ultimate timing and cost of reclamation and mine closure may differ materially from these estimates.

Pensions and Other Employee Future Benefits

HudBay’s post-retirement obligations relate mainly to ongoing health care benefit plans. Obligations relating to these plans and pension plans are estimated based on actuarial determinations, which incorporate assumptions using management’s best estimates of factors including plan performance, salary escalation, retirement dates of employees and drug cost escalation rates.

Estimates in Determining Fair Value of Assets and Liabilities

HudBay records various financial assets, financial liabilities and derivatives at fair value. Fair values are based on quoted market prices, where available. If market quotes are not available, the Company uses internal valuation models with market-based or independent information as inputs. These models could produce a fair value that may not be reflective of future fair value.

The Company separates and records at fair value embedded derivatives related to provisional pricing in concentrate purchase, concentrate sale, anode sale, and certain other sale contracts. Under the terms of these contracts, prices are subject to final adjustment at the end of a future period after title transfers based on quoted market prices during the quotational period specified in the contract. The period between provisional pricing and final pricing is typically up to three months. At each reporting date, provisionally priced metals are marked-to-market based on the forward market price for the quotational period stipulated in the contract, with changes in fair value recognized in revenues for sales contracts and in operating expenses for purchase concentrate contracts.

Where financial assets, other than those classified as fair value through earnings, show evidence of impairment, judgement is also required to conclude whether a decline in fair value is other than temporary. In making this assessment for available-for-sale investments, management considers the length and extent of a decline in fair value below its cost, the financial condition and environment of the issuer, and the Company’s ability and intention to hold the investment until its anticipated recovery.

Purchase Price Allocation

In a purchase of a group of assets, the total purchase price is allocated to the assets acquired and the liabilities assumed based on their fair values at the time of acquisition. In determining these fair values, management must apply judgement in areas including mineral reserves and resources, future cash flows, metal prices, exchange rates and appropriate discount rates. Changes in such estimates and assumptions could result in significant differences in the purchase price allocation.

Stock Based Compensation Expense

HudBay uses the fair value based method to account for all stock-based compensation. Under this method, compensation cost attributable to options granted is measured at fair value at the grant date. To determine the fair value of options, the Company uses a Black-Scholes option pricing model, which relies on estimates of the future risk-free interest rate, future dividend payments, future stock price volatility and the expected average life of the options.

RISK MANAGEMENT

From time to time the Company maintains price protection programs and conducts commodity price risk management to reduce risk through the use of financial instruments.

Base Metal Price Strategic Risk Management

The Company’s strategic objective is to provide HudBay investors with exposure to base metal prices, in the absence of a strategic reason to implement a hedging arrangement. The Company may hedge base metal prices from time to time in order to ensure that it will have sufficient cash flow to meet its growth objectives, or to maximize debt capacity (and correspondingly minimize equity dilution) to the extent that third party financing may be needed to fund growth initiatives. Given the Company’s current cash position and balance sheet, management has no current plans to enter into base metal price hedging arrangements.

In the first quarter of 2007, the Company’s previous management implemented a price protection program for the Bur deposit and applied hedge accounting to the commodity swap contracts used to hedge prices for a portion of future sales of zinc and copper. In December 2007, the Company decided to defer the development of the Bur deposit in favour of the Lalor Project. Following this decision, and with lower zinc prices, the Company unwound a significant portion of the zinc swaps in December 2007 and unwound the remaining zinc swaps during the first quarter of 2008. The Company unwound the copper swaps during the fourth quarter of 2008 with a payment of US$0.1 million. As the unwound zinc and copper swaps were part of effective hedging relationships, for accounting purposes, the mark-to-market gains or losses recognized to the point of unwinding remain in OCI and will be reclassified to earnings in periods through 2010 when the original hedges would have closed.

For the fourth quarter of 2008, HudBay recorded in earnings a gain of $2.9 million related to the ineffective portion of the price protection program. The Company recorded in OCI a pre-tax gain of $19.3 million ($13.0 million after tax) to reflect the effective portion of gains and losses under the cash flow hedges and reclassified from OCI to earnings a pre-tax gain of $2.9 million as hedged anticipated zinc and copper sales occurred.

For the full year 2008, the Company has recorded a gain of $1.2 million in earnings related to the ineffective portion of gains and losses under the cash flow hedges. A $19.3 million pre-tax gain ($13.0 million after tax) was recorded to OCI for the full year 2008, and a pre-tax gain of $0.8 million was reclassified from OCI to earnings.

Zinc and Zinc Oxide Customer Risk Management

To provide a service to customers who purchase finished metal and oxide from the Company’s plants and require known future prices, HudBay enters into fixed price sales contracts regarding zinc and zinc oxide. To ensure that HudBay continues to receive a floating or unhedged realized zinc price, the Company enters into forward zinc purchase contracts that effectively offset the fixed price sales contracts with its customers.

Foreign Exchange Risk Management

HudBay may enter into foreign exchange hedging arrangements from time to time, either to manage its exposure to Canadian dollar-denominated operating costs when revenues are predominantly denominated in US dollars, or to manage its exposure to US dollar-denominated cash balances.

HudBay has forward exchange contracts to limit the effects of movements in exchange rates on foreign currency denominated assets and liabilities and future anticipated transactions. At December 31, 2008, the Company held US dollar put options giving it the right, but not the obligation, to sell US$4.4 million at $1.20482 per US dollar in January 2009. The fair value of the US dollar put options was $0.1 million as at December 31, 2008.

ENVIRONMENT, HEALTH AND SAFETY

For the quarter, HudBay recorded a lost time accident frequency of 0.6 per 200,000 hours worked, including contractors, compared to 1.4 for the same quarter in 2007. For the full year, HudBay recorded a lost time accident frequency of 1.0, consistent with the same period in 2007.

The Environment

There were no significant environmental non-compliances during the year.

All operations have management systems certified to both OHSAS 18001 for occupational health and safety and ISO 14001 for the environment. In addition, the production and supply of HBMS’ final products are registered to the ISO 9001 quality standard.

In the third quarter of 2007, Manitoba Conservation issued a report on its study of surface soils in Flin Flon, Manitoba and Creighton, Saskatchewan. The report identified some sample levels of metal in soils that exceeded Canadian Council of Ministers of the Environment guidelines. Additional assessment to determine if a human health risk exists is ongoing, and the report on the findings of this assessment is anticipated in the second half of 2009.

Addressing Evolving Environmental Regulations

In April 2006, the Canadian federal government issued a notice requiring the preparation and implementation of pollution prevention plans in respect of specified toxic substances released from base metal smelters and refineries. These plans must be fully implemented no later than December 31, 2015. The Company has prepared the required plan for the Flin Flon metallurgical complex and commercial implementation. Annual interim progress reports will be provided to government until the plan is fully implemented.

The notice sets annual air release targets for the specified substances. The greatest emission from HudBay’s operations is sulphur dioxide, primarily from the Company’s copper smelter. The air release targets are divided into two phases, with the annual sulphur dioxide emission target for HudBay’s operations reduced from the current 220,000 tonnes per annum to 187,000 tonnes in 2008, and a further reduction to 33,500 tonnes for 2015.

For 2008, HudBay achieved the target for sulphur dioxide. However, given the lower sulphur dioxide emissions target in 2015, together with other economic challenges, and in the absence of economically viable technological alternatives, the Company will assess the economic viability of the copper smelter on an ongoing basis.

HudBay publishes an annual sustainability report that specifies the Company’s environmental, health and safety performance. The 2007 report is available on HudBay’s website at www.hudbayminerals.com.

Social and Environmental Assessments

On June 7, 2007, CGN announced it had received approval from Guatemalan Ministry of Environment and Natural Resources (“MARN”) for four component environmental impact assessments related to the processing plant and associated activities at the Fenix Project, as well as their prior approval in January 2006 for the mine environmental impact assessment (collectively, the “EIAs”).

The EIA approvals contain conditions requiring the preparation and submission of additional information regarding specified design and operation details. Certain of these conditions must be satisfied prior to the commencement of construction activities and those pertaining to the process plant are prioritized including an existing facility dismantling plan, an engineered sanitary landfill design and assessment, emergency response plans for fire and explosion, and construction and equipment installation plans. CGN maintains communication with MARN to have mutual understanding and agreement on their requirements as information is prepared to meet these conditions.

CGN also undertook environmental assessments and public consultation to achieve performance standards requirements of the World Bank Group and Equator-Principle-subscribing financial institutions (the “social environmental assessments” or “SEA”). Lead consultant Klohn Crippen Berger Ltd. completed the assessments in July 2007.

OPERATIONS OVERVIEW

Mines

		Three Months Ended		Year Ended
Mines		Dec 31 2008	Dec 31 2007	Dec 31 2008	Dec 31 2007

777
Ore	tonnes	368,565	351,031	1,470,290	1,424,122
Zinc	%	4.19	4.95	4.36	4.51
Copper	%	2.37	2.67	2.61	2.68
Gold	g/tonne	2.16	2.05	2.12	2.44
Silver	g/tonne	24.57	25.30	24.82	25.64

Trout Lake
Ore	tonnes	187,562	211,112	776,205	827,014
Zinc	%	3.16	5.16	3.70	4.27
Copper	%	1.74	2.47	1.93	2.36
Gold	g/tonne	1.48	1.46	1.37	1.44
Silver	g/tonne	19.32	18.05	19.21	14.84

Chisel North
Ore	tonnes	82,078	86,796	325,156	328,928
Zinc	%	7.26	7.31	7.42	8.20

Balmat
Ore	tonnes	11,269	98,294	279,837	335,808
Zinc	%	10.42	7.04	8.06	6.96

Total Mines
Ore	tonnes	649,474	747,233	2,851,488	2,915,872
Zinc	%	4.39	5.56	4.89	5.14
Copper	%	1.88	2.00	1.89	2.01
Gold	g/tonne	1.77	1.47	1.54	1.66
Silver	g/tonne	22.97	19.46	20.22	19.31

For unit operating costs, refer to page 17.

777 Mine

The 777 mine is located immediately adjacent to the Company’s principal concentrator and metallurgical plants in Flin Flon, Manitoba. Commercial production commenced in January 2004.

Ore production at the 777 mine for the fourth quarter increased by 5% compared to the same period in 2007. The zinc grade was lower by 15%, and the copper grade was lower by 11%, due to planned variations within the mining sequence. These grades were more in line with the overall reserve grade of the mine. The gold grade was 5% higher, and the silver grade was 3% lower, related to the areas mined in the quarter. Operating costs per tonne of ore in the fourth quarter were higher by 6% primarily due to the increased cost of mine consumables used during the quarter.

Ore production at the 777 mine for the full year 2008 increased by 3% compared to the full year 2007. Improvements in the mine ore handling system and productivity improvements have facilitated the production increase. Compared with grades in 2007, zinc and copper grades were 3% lower, gold grade was lower by 13%, and silver grade was lower by 3%. The lower precious metal grades are attributed to the areas mined. Operating costs per tonne of ore were 2% higher at $39.05 per tonne due to increases in consumable costs including fuel, propane, steel and cement.

Trout Lake Mine

The Trout Lake mine is located approximately six kilometres from the Company’s principal ore concentrator and metallurgical complex in Flin Flon, Manitoba. Commercial production commenced at the Trout Lake mine in 1982. The mine is accessed from surface by a shaft and ramp, and ore from the mine is truck hauled to the Flin Flon concentrator.

Ore production at Trout Lake for the fourth quarter was 11% lower as compared to the same quarter in 2007. The decrease in production is a result of a high percentage of tonnage being trucked from deeper areas of the mine, consistent with the 2008 mining plan. Zinc grade was 39% lower and copper grade was 30% lower, primarily due to reduced tonnage from areas rich in copper and zinc. As per the mining plan, gold grade was 1% higher and silver grade was 7% higher. Operating costs per tonne of ore were 4% higher as compared to the fourth quarter of 2007 due to an increase in operating development and higher direct mining costs related to the increased haulage distances.

Ore production at Trout Lake decreased by 6% in 2008 compared to 2007. This is consistent with the 2008 mining plan, reflecting smaller mining blocks and longer haul distances to ore passes. Zinc grade was 13% lower, copper grade was 18% lower, gold grade was 5% lower and silver grade was 29% higher, as areas rich in copper and zinc are being depleted, in accordance with the mining plan. Operating costs per tonne of ore mined were 4% higher, related to increased ground support and rehabilitation of some of the mining areas, in particular the pillar recovery areas. Increased consumable costs, including fuel, propane and steel, also contributed to the higher costs.

Chisel North Mine

The Chisel North mine is located approximately 10 kilometres west of the Company’s Snow Lake ore concentrator, which is approximately 215 kilometres from Flin Flon, Manitoba. Commercial production commenced at the mine in June 2000. The mine is accessed by a ramp, and ore from the mine is trucked to the Snow Lake concentrator. Concentrate produced is trucked to HudBay’s zinc plant in Flin Flon.

Ore production at Chisel North for the fourth quarter was 5% lower as compared to the same quarter in 2007. Zinc ore grade was 1% lower, primarily due to the areas mined in the quarter. Operating costs per ore tonne were 21% higher, primarily related to increases in the cost of consumables, diesel fuel and explosives, higher maintenance costs, and higher charges for mine overheads due to a reduction in capital development.

Ore production at Chisel North for the full year 2008 was 1% lower compared to the full year 2007. Zinc ore grade was 10% lower, due to lower grades experienced in some areas of the mine. Operating costs were 18% higher, related primarily to the higher cost of underground consumables, increased maintenance costs and higher development costs.

On January 9, 2009, the Company announced that it would suspend operations at its Chisel North mine and concentrator in Snow Lake, Manitoba due to depressed prices of base metals and the economic downturn. Operations at the mine were suspended in February 2009. The concentrator will cease production of concentrate in March 2009, and closure of the concentrator will be complete by the end of May 2009. The mine and concentrator will remain under care and maintenance until economic conditions warrant re-evaluation.

Balmat Mine

The Balmat mine is located in upper New York State. Concentrate production began in May 2006, and commercial production commenced January 1, 2007.

On August 22, 2008, HudBay Minerals announced the closure of the Balmat Mine as a result of lower prices for zinc metal and continued high operating costs. The Balmat operation is not economically viable in the current market conditions and has been placed on care and maintenance. Balmat’s property, plant and equipment have been written off.

Concentrators

		Three Months Ended		Year Ended
Concentrators		Dec 31 2008	Dec 31 2007	Dec 31 2008	Dec 31 2007

Flin Flon Concentrator
Ore	tonnes	567,357	556,946	2,255,918	2,252,618
Zinc	%	3.92	4.96	4.17	4.39
Copper	%	2.18	2.59	2.38	2.57
Gold	g/tonne	1.94	1.85	1.87	2.08
Silver	g/tonne	22.89	22.60	22.97	21.60

Zinc concentrate	tonnes	36,455	46,398	155,132	163,695
Concentrate grade	% Zn	52.11	51.70	52.06	51.75

Copper concentrate	tonnes	46,362	53,424	203,525	216,451
Concentrate grade	% Cu	24.64	25.01	24.64	24.87

Zinc recovery	%	85.5	86.8	85.9	85.7
Copper recovery	%	92.5	92.7	93.3	93.0
Gold recovery	%	70.3	74.3	75.6	68.7
Silver recovery	%	63.1	63.3	64.3	61.2

Snow Lake Concentrator
Ore	tonnes	75,406	78,800	317,576	320,862
Zinc	%	7.15	7.58	7.41	8.29

Zinc concentrate	tonnes	10,328	11,253	43,812	50,636
Concentrate grade	% Zn	49.86	50.61	51.04	50.53

Zinc recovery	%	95.4	95.3	95.0	96.2

Balmat
Ore	tonnes	13,927	98,124	281,101	333,053
Zinc	%	9.46	7.00	8.04	6.90

Zinc concentrate	tonnes	2,182	11,201	37,265	38,616
Concentrate grade	% Zn	58.51	57.32	57.27	57.15

Zinc recovery	%	93.2	94.4	94.4	95.4

For unit operating costs, refer to page 17.

Flin Flon Concentrator

The Flin Flon concentrator produces zinc and copper concentrates from ore mined at the 777 and Trout Lake mines.

For the fourth quarter of 2008, ore processed increased 2% as compared to the same period in 2007. Zinc head grade was 21% lower, and copper head grade was 16% lower. The gold grade was 5% higher, and the silver head grade was 1% higher. Recovery of zinc to concentrate was 1% lower, while recovery of copper to concentrate was slightly lower; recoveries were consistent with the head grades seen this quarter. Operating cost per ore tonne processed increased by 13%, related to higher costs for consumables and grinding media.

Ore processed for the full year 2008 was similar to 2007 levels. Zinc head grade in 2008 was 5% lower than last year, while copper head grade was 7% lower, consistent with the ore received from the 777 and Trout Lake mines. Recovery of zinc to concentrate was marginally higher, and copper metal to concentrate was also slightly higher than the same period in 2007. Operating costs per tonne of ore processed were 6% higher, primarily related to increased purchase prices for reagents and grinding media.

Snow Lake Concentrator

The Snow Lake concentrator is approximately 215 kilometres from the Flin Flon, Manitoba metallurgical complex. The facility processes only the Chisel North mine zinc ore and produces zinc concentrate that is trucked to the Flin Flon zinc plant for treatment.

For the fourth quarter of 2008, ore processed was 4% lower compared to the same quarter in 2007. Zinc head grade was 6% lower, in line with the lower mining grades from Chisel North mine. Recovery of zinc metal to concentrate was slightly higher at 95.4%. Operating costs per ore tonne processed, which include the cost of transportation to Flin Flon, were 6% higher than costs in the fourth quarter of 2007 related to increased costs for reagents and grinding media.

For the full year, ore processed was 1% lower in 2008 than in 2007. In 2008, zinc ore head grade was lower by 11%, and zinc recovery to concentrate was 1% lower due to the lower head grades experienced. Operating costs per ore tonne increased by 2%, primarily related to increased costs for reagents and grinding media.

As noted above, the Snow Lake concentrator is expected to cease production of concentrate in March 2009. Closure of the concentrator will be complete by the end of May 2009, and the operation will be placed under care and maintenance.

Balmat Concentrator

The Balmat concentrator is located at the Balmat mine site in upper New York State, approximately 158 kilometres south of the CEZ refinery (a third party) near Montreal. As noted above, operations at the Balmat mine were suspended on August 22, 2008.

		Three Months Ended		Year Ended
Balmat Zinc Metal		Dec 31 2008	Dec 31 2007	Dec 31 2008	Dec 31 2007
Contained in concentrate produced	tonnes	1,277	6,486	21,343	22,068
Payable in concentrate produced	tonnes	1,086	5,513	18,142	18,758
Zinc metal sold	tonnes	367	5,124	18,753	18,487

Metallurgical Plants

Metal Produced and Sold

		Three Months Ended		Year Ended
		Dec 31 2008	Dec 31 2007	Dec 31 2008	Dec 31 2007

Metal Produced [1]

Metal from HBMS Concentrates
Zinc	tonnes	24,587	24,866	102,993	99,803
Copper [2]	tonnes	15,191	13,638	55,312	54,301
Gold [2]	troy oz.	29,938	25,577	107,625	100,255
Silver [2]	troy oz.	314,097	253,713	1,131,867	943,429

Metal from HBMS Purchased Concentrates
Zinc	tonnes	5,403	1,638	9,962	10,717
Copper [2]	tonnes	3,668	9,556	19,370	35,694
Gold [2]	troy oz.	164	645	902	2,332
Silver [2]	troy oz.	388,076	131,985	1,161,995	503,309

Total HBMS Metal Produced
Zinc	tonnes	29,990	26,504	112,955	110,520
Copper [2]	tonnes	18,859	23,194	74,682	89,995
Gold [2]	troy oz.	30,102	26,222	108,527	102,587
Silver [2]	troy oz.	702,173	385,698	2,293,862	1,446,738

Balmat
Zinc metal in concentrate for sale	tonnes	1,278	6,486	21,344	22,068
Metal in concentrate purchased from Xstrata [3]	tonnes	(5,325)	(1,607)	(8,976)	(6,319)

Total Produced [4]
Zinc	tonnes	25,943	31,383	125,323	126,269
Copper [2]	tonnes	18,859	23,194	74,682	89,995
Gold [2]	troy oz.	30,102	26,222	108,527	102,587
Silver [2]	troy oz.	702,173	385,698	2,293,862	1,446,738

Metal Sold
Zinc, incl sales to Zochem	tonnes	25,807	34,313	126,172	132,994
Copper	tonnes	18,272	18,558	77,021	87,003
Gold	troy oz.	32,760	18,680	103,511	96,847
Silver	troy oz.	667,035	247,077	1,870,179	1,270,791

[1]

Metal from concentrates and purchased concentrates include copper, gold and silver returned to the copper smelter for re-processing as part of the normal production process. Metal reported in concentrate is prior to refining losses or deductions associated with smelter terms.

[2]	Production in 2008 excludes recycled spent anode and represents non-recycled anode production only.
[3]

Includes tonnes from metal in Balmat purchased concentrates, purchased from Xstrata. HudBay sells all concentrates from its Balmat zinc mine to Xstrata and elects annually to purchase up to 50% of Balmat’s zinc concentrate production sold to Xstrata.

[4]	Includes production of metal and metal in concentrate.

Metal Produced and Sold

		Three Months Ended		Year Ended
		Dec 31 2008	Dec 31 2007	Dec 31 2008	Dec 31 2007

Zinc Plant
Zinc Concentrate Treated
Domestic	tonnes	49,462	51,012	207,621	200,982
Purchased	tonnes	10,610	3,365	19,292	20,984

Total	tonnes	60,072	54,377	226,913	221,966

Zinc Oxide
Zinc from HudBay	tonnes	6,244	7,560	26,155	29,134
Zinc from others	tonnes	—	11	2,227	11

Total zinc consumption	tonnes	6,244	7,571	28,382	29,145

Zinc oxide produced	tonnes	7,709	9,280	34,705	35,583
Zinc oxide sold	tonnes	7,194	9,328	33,982	36,607

Smelter
Copper concentrate treated
Domestic	tonnes	57,982	51,896	233,975	215,109
Purchased	tonnes	10,788	25,555	58,962	101,060

Total	tonnes	68,770	77,451	292,937	316,169

WPCR
Anodes received	tonnes	20,118	21,098	84,494	85,230
Cathode produced	tonnes	16,422	17,512	68,756	68,305
Spent anode produced	tonnes	3,626	4,361	15,224	15,592
Liberator anode produced	tonnes	195	668	1,220	2,682
Slimes produced	tonnes	64	47	227	191

For unit operating costs, refer to page 17.

Zinc Plant

The Flin Flon, Manitoba zinc plant uses leading-edge technology and includes an oxygen plant, a two-stage pressure leaching plant, four-step solution purification, an electrolysis plant and a casting plant. The zinc plant produces special high grade zinc.

Production of cast zinc in the fourth quarter was 13% higher than the same quarter in 2007. Operating costs per pound of zinc metal produced were marginally lower. The higher production was the result of more stable operation in 2008. The lower cost reflects year on year increases in input costs offset by higher production levels.

For the full year, production was 112,955 tonnes of cast metal or 2% higher than in 2007. Operating costs per pound were up 8% because of the higher input costs and the effect of the major scheduled maintenance shutdown in the second quarter.

Zinc Oxide Facility – Zochem

Zochem is HudBay’s zinc oxide production facility in Brampton, Ontario and is the third largest producer of zinc oxide in North America, accounting for approximately 20% of the North American market. Zochem has an annual production capacity of 45,000 tonnes of zinc oxide, which equates to approximately 37,000 tonnes of zinc metal.

During the fourth quarter of 2008, Zochem consumed 6,244 tonnes of HudBay zinc and produced 7,709 tonnes of zinc oxide. In comparison to the fourth quarter of 2007, sales volumes decreased by 23%, while production levels decreased by 17%. Lower sales levels were a direct reflection of the downturn in the US economy. Fourth quarter operating costs per pound of zinc oxide were 16% higher at 16.5¢/lb., compared to 14.2¢/lb. for the same quarter in 2007, primarily due to lower production volumes and increased natural gas costs.

For the full year, production of zinc oxide was 34,705 tonnes, 2% lower than in 2007. Operating costs for the year, at 14.3¢/lb. of zinc oxide, were 4% higher than in 2007, mainly due to higher natural gas costs.

Copper Smelter

The copper smelter is located in Flin Flon, Manitoba and treats copper concentrate and produces copper anodes, which are railed to the White Pine Copper Refinery (“WPCR”) in the state of Michigan for electrolysis and production of copper cathode prior to sale.

Both copper concentrate from HudBay owned mines and copper concentrate purchased from others is treated at the smelter. Approximately 16% of the concentrate treated in the fourth quarter was purchased concentrate, a decrease from 33% treated in the fourth quarter of 2007. The main source of purchased concentrate is from existing settled contracts originally scheduled to extend into 2009 and beyond. Owing to current low market prices for treating copper concentrates, HudBay has not been able to obtain economic terms to purchase copper concentrate beyond 2008 and has exercised early termination rights on existing contracts. HudBay will continue to purchase concentrates, priced previously and on favourable terms, from these suppliers in limited amounts in 2009. HudBay will evaluate future opportunities to purchase copper concentrates based on the market rates for treatment and refining charges combined with the Company’s expected operating costs.

In the past, the Company has sold the spent copper anode from the WPCR to third parties. In light of lower treatment of purchased copper concentrate, which created additional processing capacity, HudBay began shipping spent copper anodes from the WPCR back to the Company’s Flin Flon smelter for processing. Recycling the spent copper anode allows the Company to use this additional processing capacity to achieve finished metal premiums on the copper contained in the spent copper anodes, rather than selling the spent copper anodes to a third party and incurring refining fees. Spent copper was both sold to third parties and treated in Flin Flon during the fourth quarter.

Non-recycled copper production was 19% lower in the fourth quarter of 2008 compared to the same quarter in 2007, as expected, in response to changes in the Government of Canada’s 2008 air release limit targets for sulphur dioxide. The 82% increase in silver production in the fourth quarter was primarily from the treatment of a substituted purchased concentrate that was unusually high in silver. Operating costs per pound of copper anode produced were 48% higher than the fourth quarter of 2007, attributed mainly to increased direct costs of heavy fuel oil and other operating materials, as well as lower production levels.

In 2008, new copper in anode production was 17% lower than in 2007, reflecting lower copper concentrate throughput and reduced copper grade. Operating costs per pound of copper were 41% higher in 2008 compared to 2007, primarily due to increased costs of consumables, including heavy fuel oil, and lower production levels.

White Pine Copper Refinery

The WPCR is located in the upper peninsula of the state of Michigan near the Canada/US border.

The refinery electro-refines copper anode produced at HudBay’s Flin Flon smelter into market standard copper cathode. During processing, anode slimes containing precious metals are recovered, dried and sold. Effective January 1, 2008, approximately 18% of the copper anode processed at the refinery, called spent anode, is returned to the smelter at Flin Flon for remelting. Previously, the Company sold the spent anode to a third party. LME grade copper cathode is sold to various customers in the business of making wire, tube and brass.

For the fourth quarter of 2008, copper cathode production decreased by 6% compared to the same quarter last year, mainly due to lower anode production. Operating costs per pound of copper cathode were 6% higher, primarily due to the increase in natural gas costs and lower production levels.

Copper cathode production for the full year 2008 was 68,756 tonnes, 1% higher than in 2007, mainly due to a new electro-winning plant that came on line in early 2008. The new plant increases saleable copper cathode, reducing operating loads of liberator spent anode sent back to the smelter for re-melting. Operating costs per pound of copper cathode produced were 4% higher, primarily related to the cost of natural gas for steam generation over the year.

Estimated Mineral Reserves (January 1, 2009) 1 - Operating Properties

	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
HBMS
777
Proven	4,392,700	2.42	26.95	3.15	4.13
Probable	10,039,800	2.25	30.22	2.14	4.83
Trout Lake
Proven	1,094,700	1.12	11.84	1.82	3.75
Probable	532,900	2.20	10.51	2.58	3.24
Chisel North
Proven	284,300	—	—	—	8.74
Probable	208,100	—	—	—	8.90

Total Proven	5,771,700	2.05	22.76	2.74	4.29
Total Probable	10,780,800	2.20	28.66	2.12	4.83

Total Reserves	16,552,500	2.15	26.60	2.34	4.64

[1]	Diluted, recovered and economically tested.

The above 2009 estimated mineral reserves have been prepared under the supervision of Rob Carter, P.Eng., who is employed by HBMS as Senior Mining Analyst and who is a Qualified person under NI 43-101, and Kim Proctor, B.Sc., P.Geo., who is employed by HBMS as Superintendent, Mining Technical Services and who is a Qualified Person under NI 43-101.

Mineral reserves associated with the 777 and Trout Lake mines declined in 2008 as a result of depletion from mining. Reserves at the Balmat mine have been reclassified to resources. Reserves at the Chisel North mine decreased as a result of depletion from mining and a review of mine planning assumptions and the likely recovery from certain zones, which led to the reclassification of some reserves to resource.

Long term metal prices, including premiums used to determine economic viability of the 2009 mineral reserves were US$1 to C$1.10, US$700/oz. gold, US$12.00/oz. silver, US$2.00/lb. copper and US$0.85/lb. zinc. In addition, there are inferred mineral resources. A more detailed discussion of reserve and disclosure of resources will follow in the 2008 AIF.

	Tonnes	Ni (%)
Fenix Project
Proven	8,700,000	1.81
Probable	32,700,000	1.58

Total Reserves	41,400,000	1.63

As disclosed in the Technical Report filed on November 19, 2008.

There is no material change to the Fenix Project mineral reserve and resource. The project remains on suspension, as published in the Company’s third quarter 2008 results. For full disclosure on the Mineral Reserve and Mineral Resource Statement, please refer to the November 19, 2008 Technical Report as filed on the SEDAR website at www.sedar.com.

Exploration

Now in the second year of a very aggressive exploration program in Canada, HudBay has spent approximately $45.7 million on exploration in 2008, which follows the Company’s $41.3 million expenditure in 2007.

In the fourth quarter of 2008, HudBay continued exploration activities in support of developing the growth potential of its exploration properties within the Flin Flon Greenstone Belt, as well as in its operating mines. The Company completed ground geophysical surveys in Chile and a VTEM airborne electromagnetic survey in the Balmat area of New York State. Total exploration spending in the quarter, including capitalized exploration and amounts against which the Company recorded investment tax credits, was $11.2 million, compared to $10.1 million in the fourth quarter of 2007. For the full year, spending was $45.7 million, compared to $41.3 million in 2007.

In the Flin Flon Greenstone Belt, exploration activities continued to focus on the Company’s Lalor Project zinc discovery. In August 2008, HudBay filed a NI 43-101 technical report on the Lalor deposit including an estimate of the Indicated Resource of 3.4 million tonnes at a grade of 8.82% Zn, 0.71% Cu, 1.9 g/t Au and 20.5 g/t Ag, and the Inferred Resource of 13.2 million tonnes at a grade of 8.19% Zn, 0.70% Cu, 2.9 g/t Au and 34.1 g/t Ag. Capitalized exploration on the Lalor Project property was $4.2 million in the quarter and $13.2 for the full year.

In-mine exploration in the operating mines represented approximately $1.0 million of the Company’s exploration-mine spending in the quarter and $5.0 million for the full year.

Hudson Bay Exploration and Development (“HBED”) has optioned to VMS Ventures Inc. certain mineral properties in the Reed Lake area of the Flin Flon Greenstone Belt. Under that option agreement, HBED has buy-back rights to acquire up to a 70% interest in the optioned property. VMS Ventures Inc. has recently initiated a dispute to the validity of one of the claims subject to the option agreement. HudBay will vigourously defend its rights in relation to this mineral property and under the option agreement, and believes that its interest in these mineral properties is valid.

Fenix Project Overview

On August 26, 2008, the Company acquired HMI Nickel. The total purchase price, valued at $448.6 million, has been allocated to the assets and liabilities acquired based on their fair values at the acquisition date. The fair values determined for the assets and liabilities acquired exceeded the consideration paid. Additional details on the acquisition are available in note 4 to the Company’s December 31, 2008 annual consolidated financial statements. HMI Nickel’s principal asset is the Fenix Project, a development-stage ferro-nickel project in Guatemala, which is owned through a 98.2% ownership interest in CGN. In December, 2004, HMI Nickel conditionally acquired the rights to the Fenix Project through the acquisition of the shares of CGN from Vale Inco (then Inco Limited) pursuant to a share purchase master agreement amended December 15, 2004 (the “Master Agreement”). On March 6, 2007, HMI Nickel exercised its option under the Master Agreement, and its interest in CGN and the Fenix Project became unconditional.

CGN is a Guatemalan company that holds an exploration licence and an exploitation licence covering certain nickel properties in eastern Guatemala and also owns a pyrometallurgical nickel processing plant and related facilities that have been closed for approximately 28 years, but continuously maintained over that period. In April 2006, substantially all of its then Niquegua Norte exploration licence was converted into a 25-year renewable exploitation licence. Built at a cost of $238 million in 1977, CGN operated the pyrometallurgical plant at the site intermittently from 1977 to 1980, producing a nickel matte for export. Since the plant shutdown, no mining activity has taken place on the CGN property.

In October 2006, HMI Nickel received a completed feasibility study prepared by Hatch, and other consultants, of CGN’s Fenix Project, a nickel laterite project for a ferro-nickel operation involving the refurbishment and expansion of the existing process plant to produce annually approximately 49 million pounds of nickel in a ferro-nickel alloy over the first 20 years of production after ramp-up and an estimated 30-year mine life.

On completion of basic engineering in August 2007, Hatch issued revised capital cost estimates for the construction of the Fenix Project. HMI Nickel issued the related “Technical Report on an Update to the Fenix Project, Izabal, Guatemala” dated September 15, 2007 and the Addendum Report dated October 25, 2007 thereto (together the “Fenix Project Updated Technical Report”) that were filed on the SEDAR website at www.sedar.com.

In June 2007, CGN received approval from MARN for each of the four component environmental impact assessments relating to the process plant and related activities at the Fenix Project. Refer to “Social and Environmental Assessments” on page 33 for more details.

In the fourth quarter of 2007, HMI Nickel placed long-lead major equipment orders and prepared for the commencement of construction in the first quarter of 2008. Due to adverse capital market conditions, HMI Nickel deferred the financing for the Fenix Project in January 2008. Following the announcement of HMI Nickel’s acquisition by the Company, HMI Nickel reactivated long-lead equipment orders.

HudBay has chosen to delay construction of the Fenix Project in Guatemala in light of the significant deterioration in metal prices and recent global economic uncertainty. The Company remains convinced that Fenix is an outstanding asset, and is committed to developing the project once market conditions warrant. In the meantime, HudBay will continue to advance key components of Fenix. This includes upgrading the road from Rio Dulce to El Estor and maintaining health care and educational initiatives in the local community. The Company will also use this opportunity to further develop its power strategy to ensure the long-term cost competitiveness of Fenix once the Company brings it into production.

CASH COST PER POUND OF ZINC SOLD

HudBay’s cash cost of zinc sold, net of by-product credits, for the fourth quarter of 2008 was US$0.17 per pound, excluding costs and sales related to Balmat and HMI Nickel.

Non-GAAP Reconciliation of Cash Cost per Pound of Zinc Sold, Net of By-Product Credits (Refer to “Non-GAAP Performance Measures” on page 47)

	Three Months Ended				Year Ended
	Dec 31 2008		Dec 31 2007		Dec 31 2008		Dec 31 2007
	($000s except as noted)

Expenses		152,794		196,192		777,940		881,472
Non-cash operating costs [1]		11,278		(31,072)		(61,746)		(132,536)

		164,072		165,120		716,194		748,936

Exclude amounts related to Balmat and HMI Nickel		(18,067)		(7,728)		(51,826)		(35,908)

		146,005		157,392		664,368		713,028
Less by-product credits [2]		(134,764)		(152,753)		(726,002)		(799,871)

Cash cost net of by-products		11,241		4,639		(61,634)		(86,843)
Exchange rate (US$1 to C$) [3]		1.213		0.972		1.067		1.076

Cash cost net of by-products	US	9,267	US	4,773	US	(57,764)	US	(80,709)
Zinc sales (000s lbs.), excluding Balmat		56,086		64,351		236,818		252,444

Cash cost per pound of zinc, net of by- product credits in US$/lb.	US	0.17	US	0.07	US	(0.24)	US	(0.32)

[1]	Non-cash operating costs include depreciation and amortization, stock based compensation, accretion expense and foreign exchange gains (losses) and other non-cash items.
[2]	By-product credits include revenues from sale of copper, gold, silver, the value added by converting zinc to zinc oxide, and the Company’s proportionate share of by-product sales by CMM.
[3]	Weighted average exchange rate for sales during the period.

For the quarter ended December 31, 2008, cash cost per pound of zinc sold was US$0.17, a net increase of US$0.10 from the same period in 2007, due primarily to lower by-product copper credits arising mainly from prices and higher domestic operating and administration costs, partially offset by higher gold byproduct credits related to volumes and prices.

For the full year 2008, cash cost per pound of zinc sold was negative US$0.24, a net increase of US$0.08 from the same period in 2007 due to higher administration costs and higher domestic operating costs, partially offset by higher domestic by-product credits.

The calculation of cash cost per pound of zinc sold is significantly influenced by by-product metal prices, which may fluctuate going forward.

OUTSTANDING SHARE DATA

As of March 3, 2009, there were 153,020,124 common shares of the Company issued and outstanding, as well as 22,521 warrants (pre-consolidated) exercisable for a maximum aggregate of 750 common shares. In addition, options for a maximum aggregate of 6,989,817 common shares were outstanding.

ADOPTION OF NEW ACCOUNTING STANDARDS

For information on the Company’s adoption of new accounting standards, refer to notes 3a and 3b of the December 31, 2008 annual consolidated financial statements. Refer to note 3c for information regarding new accounting standards that will be applicable to HudBay in future years.

International Financial Reporting Standards (“IFRS”)

The Canadian Accounting Standards Board has set January 1, 2011 as the date that IFRS will replace existing Canadian GAAP for public companies with fiscal years beginning on or after that date. Accordingly, IFRS-compliant financial statements will first be required for the first quarter of 2011. Comparative figures presented in these financial statements are also required to comply with IFRS.

HudBay has engaged external consultants to assist the Company through this complex transition project, which will involve people from many aspects of the business, including accounting and finance, tax, information technology, legal, investor relations, logistics and operations. HudBay has performed its initial assessment, which included identifying and prioritizing areas of differences between Canadian GAAP and IFRS that will be significant for the Company, and has started the detailed impact assessment, workshops and training. At the current stage of the transition project, HudBay’s focus is to prioritize review of areas that will require significant efforts or that may result in significant changes to its financial reporting. Such areas include property, plant and equipment, asset retirement obligations, exploration for and evaluation of mineral resources, impairment of long-lived assets and translation of transactions denominated in foreign currencies, as well as the transitional provisions of IFRS 1, First-time Adoption of International Financial Reporting Standards. The Company is developing a detailed Project Charter and project plan that includes phases for planning and assessment, design, and implementation. HudBay is currently in the planning and assessment phase. As the project progresses toward adoption of IFRS in 2011, the Company will be able to provide additional insight into the expected impact of the transition to IFRS on its financial reporting, information technology and data systems, internal control over financial reporting, disclosure controls and procedures and business activities. The impact of transition to IFRS on the financial statements has not yet been determined.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Canadian Securities Administrators have issued National Instrument 52-109, “Certification of Disclosure in Issuers’ Annual and Interim Filings” which requires Canadian public companies to submit annual and interim certificates relating to the design and effectiveness of the disclosure controls and procedures that are in use at the company. Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), to enable this information to be reviewed and discussed so that appropriate decisions can be made regarding the timely public disclosure of the information.

As of December 31, 2008, management has evaluated the effectiveness of the design and the operating effectiveness of the disclosure controls and procedures as defined by National Instrument 52-109. This evaluation was performed under the supervision of and with the participation of the CEO and the CFO. Based on this evaluation, the CEO and CFO concluded that the design and operation of the disclosure controls and procedures were effective as of December 31, 2008.

Internal Control Over Financial Reporting

National Instrument 52-109 also requires Canadian public companies to submit an annual certificate relating to the design and operating effectiveness of internal control over financial reporting (“ICFR”). ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. Management is responsible for establishing and maintaining ICFR and management, including the CEO and the CFO, has evaluated the design and tested the effectiveness of the ICFR at December 31, 2008. Based on this evaluation, management, with the participation of the CEO and CFO, has concluded that the design and operating effectiveness of ICFR was effective as of December 31, 2008. The Company has continued to use the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) internal control framework to design ICFR.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis as such systems can only be designed to provide reasonable as opposed to absolute assurance. Also projections of any evaluation of the effectiveness of ICFR to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Control over Financial Reporting

National Instrument 52-109 also requires Canadian public companies to disclose in their MD&A any change in ICFR during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting. There were no changes in ICFR during the quarter ended December 31, 2008 that materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

NON-GAAP PERFORMANCE MEASURES

EBITDA, operating cash flow per common share, detailed operating expenses and cash cost per pound of zinc sold are included in this MD&A because these statistics are key performance indicators that management uses to monitor performance. Management uses these statistics to assess how well the Company is performing compared to plan and to assess the overall effectiveness and efficiency of mining operations. Management believes that the inclusion of these statistics in the MD&A helps an investor to assess performance “through the eyes of management” and that certain investors use these statistics to assess the Company’s performance. These performance measures do not have a meaning within GAAP and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

RISKS, UNCERTAINTIES AND OTHER INFORMATION

The following factors should be considered carefully when considering risks related to HudBay. These risks and uncertainties are not the only ones facing HudBay. Additional risks and uncertainties that are not presently known to HudBay or that HudBay currently considers immaterial may also impair its business operations. If any of such risks actually occur, HudBay’s business, prospects, financial condition, cash flows and operating results could be materially harmed.

Current global financial condition.

Current global financial conditions have been subject to increased volatility and numerous financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. Access to public financing has been negatively impacted by both sub-prime mortgages and the liquidity crisis affecting the asset-backed commercial paper market. These factors may impact the ability of HudBay to obtain equity or debt financing in the future and, if obtained, on terms favourable to HudBay. If these increased levels of volatility and market turmoil continue, HudBay’s operations could be adversely impacted and the trading price of the HudBay shares could continue to be adversely affected.

The market price of metals is volatile.

HudBay’s earnings and financial condition depend upon the market prices of metals, which can fluctuate widely. Metal prices ultimately depend on demand in the end markets for which metals are used. The principal end markets for zinc and copper are the steel and automotive industries and the electrical and electronics industries, respectively. These industries, as well as certain other industries that use zinc or copper, are cyclical in nature. Demand is affected by numerous factors beyond HudBay’s control, including the general level of industrial production, interest rates, the rate of inflation, and the stability of exchange rates, any of which can cause significant fluctuations in zinc and copper prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The prices of zinc and copper have fluctuated widely in recent years and declined significantly over the course of 2008, which has had the effect of reducing HudBay’s profitability and caused HudBay to suspend certain of its operations. There can be no assurance as to if or when metal prices will recover to a point where such operations become economically feasible. In addition, future price declines may materially reduce HudBay’s profitability and could cause HudBay to reduce output at its operations that remain in operation (including, possibly, closing one or more of its mines or plants), all of which could reduce HudBay’s cash flow from operations.

Furthermore, significantly decreased commodity prices may require HudBay to revise its mineral reserve calculations and life-of-mine plans, which could result in material write downs of HudBay’s investment in mining properties and increased amortization, reclamation and closure charges. In addition to adversely affecting HudBay’s mineral reserve estimates and financial condition, declining commodity prices can affect operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

HudBay may engage in hedging activities, such as forward sales contracts and commodity put and call option contracts, to minimize the effect of declines in metal prices on its operating results. While these hedging activities may protect HudBay, to some extent, against low metal prices, they also limit the price HudBay can receive on hedged products. As a result, HudBay may be prevented from realizing possible revenues in the event that the market price of a metal exceeds the price stated in a forward sale or call option contract, which could adversely affect HudBay’s results of operations.

HudBay’s operations are subject to currency fluctuations.

As HudBay’s core operations are located in Canada, HudBay’s costs are incurred primarily in Canadian dollars. However, HudBay’s revenue is tied to market prices for zinc and copper, which are denominated in US dollars. If the Canadian dollar gains value against the United States dollar, HudBay’s results of operations and financial condition could be materially adversely affected. Although HudBay may use hedging strategies to limit its exposure to currency fluctuations, there can be no assurance that such hedging strategies will be successful or that they will mitigate the risk of such fluctuations.

Increased concentrate costs could adversely affect HudBay’s operations.

HudBay has historically relied on the availability of reasonably priced copper and, to a lesser extent, zinc concentrate to operate the HBMS metallurgical complex at full capacity. Production of domestic concentrate from the mines has not been sufficient to operate the metallurgical plants at full capacity. As a result, HudBay has purchased significant quantities of copper and, to a lesser degree, zinc concentrate from third parties. To the extent HudBay continues to purchase copper and zinc concentrate, the need for which could increase as a result of declining production at its mines, this may adversely affect HudBay’s profitability as processing purchased concentrate is typically less profitable than processing domestic concentrate.

The availability of concentrate may be influenced by a number of factors, many of which are not within HudBay’s control, including operational difficulties at the concentrate suppliers’ mines. Shortages of these concentrates have occurred in the past and may occur in the future. While HudBay has contracts in place to purchase zinc concentrate and copper concentrate, no assurance can be given that agreed upon quantities will be provided by the applicable supplier or that, if supplied, they will be sufficient for HudBay’s purposes. The price HudBay pays for concentrate is dependent upon (a) treatment and refining charges, which are set on the basis of supply and demand for concentrate, and agreed between the vendors of the concentrate and HBMS, and (b) freight costs of transporting the concentrate to HBMS’ Flin Flon metallurgical complex, both of which can vary significantly. Accordingly, any price increase in, or reduced availability of, concentrate will adversely affect HudBay’s profitability and the economic viability of HudBay’s processing operations.

In addition, HudBay may, for a variety of reasons, decide to suspend or cease processing zinc concentrate or copper concentrate at its HBMS metallurgical complex, which may adversely affect HudBay’s profitability. HudBay’s revenues will be dependent on HudBay’s metal production; sustaining current production levels or increasing HudBay’s mineral production depends on HudBay’s ability to bring new mines into production and to expand mineral reserves at existing mines.

HudBay generates revenues primarily through the production and sale of metals. Subject to any future expansion or other development, production from existing operations at HudBay’s mines is expected to decline over the life of mine. In addition, HudBay’s production estimates and the life-of-mine estimates may vary materially from the actual production from, or productive life of, the subject mines because the feasibility of mining a mineral deposit is largely dependent on market conditions, the regulatory environment, and available technology. As a result, HudBay’s ability to maintain its current production or increase its annual production of metals and generate revenues therefrom will depend significantly upon HudBay’s ability to discover or acquire and to successfully bring new mines into production and to expand mineral reserves at existing mines.

Increased energy prices could adversely affect HudBay’s operations.

Mining operations and facilities are intensive users of electricity and carbon based fuels. Energy prices can be affected by numerous factors beyond HudBay’s control, including global and regional supply and demand, political and economic conditions, and applicable regulatory regimes. The prices of various sources of energy may increase significantly from current levels. An increase in energy prices could materially adversely affect HudBay’s results of operations and financial condition.

The temporary shutdown of any of HudBay’s operations could expose HudBay to significant costs and adversely affect HudBay’s access to skilled labour.

From time to time, HudBay may have to shutdown temporarily its copper smelting and/or zinc refining operations or one or more of its mines if they are no longer considered commercially viable. There are a number of factors that may cause HudBay’s operations to be no longer commercially viable, many of which are beyond HudBay’s control. These factors include adverse changes in interest rates or currency exchange rates, decreases in the price of zinc or copper or the market rates for treatment and refining charges, increases in concentrate transportation costs, and increases in labour costs. During such temporary shutdowns, HudBay will have to continue to expend capital to maintain the plant and equipment. HudBay may also incur significant labour costs as a result of a temporary shutdown if HudBay is required to give employees notice prior to any layoff or to pay severance for any extended layoff. Furthermore, temporary shutdowns may adversely affect HudBay’s future access to skilled labour, as employees who are laid off may seek employment elsewhere. As well, if the copper smelting and/or zinc refining operations are shutdown for an extended period of time, HudBay may be required to engage in environmental remediation of the plant sites, which would require HudBay to incur additional costs. Given the costs involved in a temporary shutdown of its operations, HudBay may instead choose to continue to operate those operations at a loss. This could have a material adverse effect on HudBay’s results of operations and financial condition.

Disruption of transportation services or increased transportation costs could have a material adverse effect on HudBay’s business, financial condition and results of operations.

At its mines in northern Manitoba and Saskatchewan, HudBay is dependent upon a single railway and certain short-line rail networks to transport purchased concentrate to HudBay’s Flin Flon metallurgical complex and to transport products from the Flin Flon metallurgical complex for further processing and to HudBay’s customers. HudBay may have similar dependencies at future mining and processing operations. Disruption of these transportation services due to weather-related problems, strikes, lock-outs or other events could have a material adverse effect on HudBay’s operations. If transportation for its products becomes unavailable, HudBay’s ability to market its products could suffer. In addition, increases in HudBay’s transportation costs relative to those of its competitors could make HudBay’s operations less competitive and could affect HudBay’s profitability.

HudBay is dependent upon key management personnel and executives.

HudBay is dependent upon a number of key management personnel, including the services of certain key employees. HudBay’s ability to manage activities, and hence HudBay’s success, will depend in large part on the efforts of these individuals. HudBay faces intense competition for qualified personnel, and there can be no assurance that HudBay will be able to attract and retain such personnel. HudBay does not maintain “key person” life insurance. Accordingly, the loss of the services of one or more of such key management personnel could have a material adverse effect on HudBay.

HudBay’s business will depend on good relations with its employees.

Production at HudBay’s mining operations depends on the efforts of HudBay’s employees. Although the labour stability agreement that is in place at HudBay’s Flin Flon/Snow Lake operations effectively deals with resolving collective agreements that expire prior to July 1, 2012, effectively assuring no strike or lockout involving employees at their operations through December 2014, there can be no assurance that HudBay’s business will not suffer from an improper or illegal work stoppage. Further, relations with employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in whose jurisdictions HudBay carries on business. Changes in such legislation or otherwise in HudBay’s relationship with its employees may result in strikes, lockouts or other work stoppages, any of which could have a material adverse effect on HudBay’s business, results of operations and financial condition.

HudBay faces significant environmental risks.

All phases of HudBay’s operations are subject to environmental regulation in the various jurisdictions in which HudBay operates. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. For example, on April 29, 2006, the Canadian federal government issued a notice requiring the preparation and implementation of pollution prevention plans in respect of specified toxic substances released from base metals smelters and refineries and zinc plants, including HudBay’s metallurgical complex in Manitoba. The notice sets target emissions for mercury, sulphur dioxide and particulate matter below HudBay’s current emission levels. There is no assurance that existing or future environmental regulation will not materially adversely affect HudBay’s business, financial condition and results of operations. There is contamination on properties that HudBay owns or owned or for which HudBay has or has had care, management or control and, in some cases on neighbouring properties, that may result in a requirement to remediate, which could involve material costs. In addition, environmental hazards may exist on the properties on which HudBay holds interests that are unknown to HudBay at present and that have been caused by previous or existing owners or operators of the properties. HudBay may also acquire properties with environmental risks.

HudBay is committed to compliance with applicable laws, regulations and permitting requirements. However, any failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations, including HudBay, may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on HudBay and cause increases in exploration expenses, remedial and reclamation obligations, capital expenditures and production costs, reduction in levels of production at producing properties, or abandonment or delays in development of new mining properties.

HudBay is subject to substantial government regulation.

HudBay’s mining, processing, development and mineral exploration activities are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances and other matters. Mining and exploration activities are also subject to various laws and regulations relating to the protection of the environment. Although HudBay believes that its exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that could limit or curtail production or development of HudBay’s properties. Amendments to current laws and regulations governing HudBay’s operations and activities or more stringent implementation thereof could have a material adverse effect on HudBay’s business, financial condition and results of operations.

Estimates of mineral reserves, mineral resources, and projected cash flows may prove to be inaccurate.

There are numerous uncertainties inherent in estimating mineral reserves and the future cash flows that might be derived from their production. Accordingly, the figures for mineral reserves and mineral resources and future cash flows contained in HudBay’s public disclosure are estimates only. In respect of mineral reserve and mineral resource estimates, no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that a mineral reserve can be mined or processed profitably. In addition, in respect of future cash flows, actual cash flows may differ materially from estimates. Estimates of mineral reserves and mineral resources, and future cash flows to be derived from the production of such mineral reserves and mineral resources, necessarily depend upon a number of variable factors and assumptions, including, among others, geological and mining conditions that may not be fully identified by available exploration data or that may differ from experience in current operations, historical production from the area compared with production from other producing areas, the assumed effects of regulation by governmental agencies and assumptions concerning metal prices, exchange rates, interest rates, inflation, operating costs, development and maintenance costs, reclamation costs, and the availability and cost of labour, equipment, raw materials and other services required to mine and refine the ore. In addition, there can be no assurance that mineral recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. For these reasons, estimates of HudBay’s mineral reserves and mineral resources in HudBay’s public disclosure, including classifications thereof based on probability of recovery, and any estimates of future cash flows expected from the production of those mineral reserves and mineral resources, prepared by different engineers or by the same engineers at different times may vary substantially. The actual volume and grade of mineral reserves mined and processed, and the actual cash flows derived from that production, may not be as currently anticipated in such estimates. If HudBay’s actual mineral reserves and mineral resources or cash flows are less than its estimates, HudBay’s results of operations and financial condition may be materially impaired.

Uncertainty relating to inferred mineral resources.

Inferred mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to proven and probable mineral reserves as a result of continued exploration.

Risks relating to mining operations

Mining operations are inherently dangerous and subject to conditions or events beyond HudBay’s control, which could have a material adverse effect on HudBay’s business; insurance may not cover these risks and hazards adequately or at all.

Mining operations, including the exploration and development of mineral deposits, generally involve a high degree of risk. HudBay’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of zinc metal and copper metal including: adverse environmental conditions; industrial accidents; metallurgical and other processing problems; unusual or unexpected rock formations; ground or slope failures; structural cave-ins or slides; flooding or fires; seismic activity; rock bursts; equipment failures; and periodic interruptions due to inclement or hazardous weather conditions.

These risks could result in damage to, or destruction of, mines and other producing facilities, resulting in partial or complete shutdowns, personal injury or death, environmental or other damage to HudBay’s properties or the properties of others, delays in mining, monetary losses and potential legal liability. Milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas that may result in environmental pollution and consequential liabilities.

HudBay’s insurance will not cover all the potential risks associated with its operations. In addition, although certain risks are insurable, HudBay may be unable to maintain insurance to cover these risks at economically feasible premiums. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to HudBay or to other companies in the mining industry on acceptable terms. HudBay might also become subject to liability for pollution or other hazards that may not be insured against or that HudBay may elect not to insure against because of premium costs or other reasons. Losses from these events may cause HudBay to incur significant costs that could have a material adverse effect upon HudBay’s financial performance and results of operations.

HudBay is required to obtain government permits in order to conduct mining operations.

Government approvals and permits are currently required in connection with all of HudBay’s operations, and further approvals and permits may be required in the future. HudBay must obtain and maintain a variety of licences and permits including air quality control, water, electrical and municipal licences. The duration and success of HudBay’s efforts to obtain permits are contingent upon many variables outside of HudBay’s control. Obtaining governmental permits may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority. There can be no assurance that all necessary permits will be obtained and, if obtained, that the costs involved will not exceed HudBay’s estimates or that HudBay will be able to maintain such permits. To the extent such approvals are required and not obtained or maintained, HudBay’s operations may be curtailed or HudBay may be prohibited from proceeding with planned exploration, development, or operation of mineral properties.

HudBay is exposed to credit risk from customers of its copper, zinc, zinc oxide and precious minerals by providing credit in the normal course of operations and in connection with certain derivative contracts.

HudBay mitigates credit risk by carrying out credit evaluations on its customers, making a significant portion of sales on a cash basis and maintaining insurance on accounts receivable. If customers default on the credit extended to them, results of operations could be materially adversely affected. Further, HudBay enters into offsetting derivative contracts for which HudBay does not obtain collateral or other security. In the event of non-performance by counterparties in connection with such derivative contracts, HudBay is further exposed to credit risk.

Tax matters.

HudBay has operations and conducts business in a number of jurisdictions and is subject to the taxation Laws of these jurisdictions. These taxation Laws are complicated and subject to changes and are subject to review and assessment in the ordinary course. Any such changes in taxation Laws or reviews and assessments could result in higher taxes being payable by HudBay, which could adversely affect HudBay’s profitability.

Joint ventures.

HudBay may enter into one or more joint ventures in the future. Any failure of any joint venture partner to meet its obligations could have a material adverse effect on such joint ventures. In addition, HudBay may be unable to exert influence over strategic decisions made in respect to properties subject of such joint ventures.

The costs of compliance with climate change initiatives could have a material adverse effect on HudBay’s operations.

Through its proposed Clean Air Act, the Government of Canada has indicated its intent to regulate greenhouse gas emissions. In addition, the Government of Manitoba has committed to take action in response to climate change through a Manitoba-California memorandum of understanding signed on December 14, 2006. While the impact of these measures, and similar measures in jurisdictions in which HudBay operates, cannot be quantified at this time, the likely effect will be to increase costs for fossil fuels, electricity and transportation, restrict industrial emission levels, impose added costs for emissions in excess of permitted levels and increase costs for monitoring and reporting. Compliance with these initiatives could have a material adverse effect on HudBay’s results of operations and competitive position.

Reclamation and mine closure costs could adversely affect HudBay’s cash flow from operations.

In view of the uncertainties concerning future removal and site restoration costs on HudBay’s properties, including those held by HudBay’s subsidiaries, the ultimate timing of and costs for future removal and site restoration could differ from current estimates. HudBay’s estimates for this future liability are subject to change based on amendments to applicable laws and legislation, the nature of ongoing operations and technological innovations. Any future changes to HudBay’s reclamation and mine closure costs (either in its estimates or in the actual costs) could have a material and adverse effect on HudBay’s future operating results.

In addition, regulatory authorities in various jurisdictions require HudBay to post financial assurances to secure in whole or in part future reclamation and restoration obligations in such jurisdictions. The amount and nature of the financial assurances are dependent upon a number of factors, including HudBay’s financial condition and reclamation cost estimates. Changes to these amounts, as well as the nature of the collateral to be provided, could significantly increase HudBay’s costs, making the maintenance and development of existing and new mines less economically feasible. Currently, the security that HudBay provides to the governments of the Provinces of Saskatchewan and Manitoba consists of letters of credit in the aggregate amount of approximately $40.5 million. However, the Provinces may require further financial assurances. To the extent that the value of the collateral provided to the Provinces is or becomes insufficient to cover the amount of financial assurance HudBay is required to post, HudBay would be required to replace or supplement the existing security with more expensive forms of security, which might include cash deposits, which would reduce HudBay’s cash available for operations and financing activities. There can be no guarantee that HudBay will be able to maintain or add to its current level of financial assurance. HudBay may not have sufficient capital resources to further supplement its existing security.

Although HudBay accrues for future closure costs, HudBay does not reserve cash in respect of these obligations or otherwise fund these obligations in advance. As a result, HudBay will have significant cash costs when it is required to close and restore mine sites that may, among other things, affect HudBay’s ability to satisfy its obligations under its indebtedness or other contractual commitments. Given the significance of these cash costs, HudBay may not be able to fund them with cash from its operating activities or other available capital resources. HudBay cannot assure you that it will be able to obtain financing on satisfactory terms to fund these costs. If HudBay is unable to fund the removal and site restoration costs, regulatory authorities may foreclose on the collateral securing those obligations. HudBay may not have sufficient capital resources to further supplement its existing security. Additionally, any capital resources that HudBay does utilize for this purpose will reduce the resources available for HudBay’s other operations and commitments.

HudBay’s exploration activities may not result in discoveries of commercial quantities of ore.

The exploration for and development of mineral deposits involves significant risks. Few properties that are explored are ultimately developed into producing mines. Whether a mineral deposit will be commercially viable depends on a number of factors, including: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. Even if HudBay identifies and acquires an economically viable ore body, several years may elapse from the initial stages of development. HudBay may incur major expenses to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities. As a result, HudBay cannot assure you that its exploration or development efforts will result in any new commercial mining operations or yield new mineral reserves to replace or expand current mineral reserves.

Title to some of HudBay’s mineral properties may be challenged or defective.

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to mineral concessions may be disputed. Although HudBay believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of HudBay’s properties will not be challenged or impaired. Third parties may have valid claims underlying portions of HudBay’s interests, including prior unregistered liens, agreements, transfers or claims, including aboriginal land claims, and title may be affected by, among other things, undetected defects or unforeseen changes to the boundaries of HudBay’s properties by governmental authorities. As a result, HudBay may be constrained in its ability to operate its properties or unable to enforce its rights with respect to its properties. An impairment to or defect in HudBay’s title to its properties could have a material adverse effect on its business, financial condition or results of operations.

In addition, such claims, whether or not valid, will involve additional cost and expense to defend and/or settle. Such costs and expenses could adversely affect HudBay’s profitability.

Restrictive covenants in HudBay’s revolving credit facility and any other debt instrument may prevent HudBay from pursuing business activities that could otherwise improve its results of operations.

Pursuant to HudBay’s revolving credit facility, HudBay must maintain certain financial ratios and satisfy other non-financial maintenance covenants. HudBay’s ability to comply with these restrictive covenants and financial ratios will depend on its future performance, which may be affected by events beyond its control. HudBay’s failure to comply with any of these restrictive covenants or financial ratios will result in a default under the particular debt or swap agreement, which could permit acceleration of the indebtedness under that agreement and, in some cases, the acceleration of indebtedness under other agreements that contain cross-default or cross-acceleration provisions. If HudBay is unable to repay amounts owed under the terms of the credit or swap agreements, these affected parties may be entitled to take possession of the collateral securing that facility to the extent required to repay those borrowings. HudBay’s credit facility expired on February 28, 2009, but HudBay may enter into a similar credit facility in the future which would contain similar, if not more restrictive, terms.

HudBay may not be able to acquire desirable mining assets in the future.

One of HudBay’s strategies is to grow its business by acquiring attractive, quality mining assets. HudBay expects to selectively seek strategic acquisitions in the future. However, there can be no assurance that suitable acquisition opportunities will be identified. Further, restrictive covenants in HudBay’s current or future debt instruments may restrict and limit its ability to pursue future acquisitions. HudBay’s ability to consummate and to integrate effectively any future acquisitions on terms that are favourable to it may be limited by the number of attractive acquisition targets, internal demands on its resources, competition from other mining companies and, to the extent necessary, HudBay’s ability to obtain financing on satisfactory terms, if at all.

Intense competition could reduce HudBay’s market share or harm its financial performance.

The mining industry is intensely competitive and HudBay competes with many companies possessing greater financial and technical resources than it possesses. Since mines have a limited life, HudBay must compete with others who seek mineral reserves through the acquisition of new properties. In addition, HudBay also competes for the technical expertise to find, develop, and operate such properties, the labour to operate the properties, and the capital for the purpose of funding such properties. Many competitors not only explore for and mine base metals, but conduct refining and marketing operations on a global basis. Such competition may result in HudBay being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties. HudBay also competes with manufacturers of substitute materials or products for which zinc and copper are typically used. Existing or future competition in the mining industry could materially adversely affect HudBay’s prospects for mineral exploration and success in the future.

Any failures in HudBay’s information systems could result in a suspension of operations.

Information software and hardware can become obsolete over time or could fail to operate as intended for a variety of reasons. Any such failure could cause a physical stop to some of HudBay’s operations or could cause a disruption in the flow of vital information, either of which could adversely affect HudBay’s operations.

Any failures in HudBay’s equipment could disrupt its operations.

Although HudBay conducts extensive maintenance and incurs significant costs to maintain and upgrade its fixed and mobile equipment and infrastructure, failures may occur that cause injuries or production loss, which could negatively affect HudBay’s profit.

Market price of HudBay shares.

HudBay’s share price may significantly be affected by short-term changes in commodity prices or in its financial condition or results of operations as reflected in its quarterly earnings reports. Other factors unrelated to HudBay’s performance that may have an effect on the price of the HudBay shares include the following: the extent of analytical coverage available to investors concerning HudBay’s business may be limited if investment banks with research capabilities do not continue to follow HudBay’s securities; the lessening in trading volume and general market interest in HudBay’s securities may affect an investor’s ability to trade significant numbers of HudBay shares; the size of HudBay’s public float may limit the ability of some institutions to invest in HudBay’s securities.

As a result of any of these factors, the market price of the HudBay shares at any given point in time may not accurately reflect HudBay’s long-term value. Securities class action litigation has been brought against companies following periods of volatility in the market price of their securities. HudBay may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Future sales of HudBay shares by existing shareholders.

Sales of a large number of HudBay shares in the public markets, or the potential for such sales, could decrease the trading price of the HudBay shares and could impair HudBay’s ability to raise capital through future sales of HudBay shares. Substantially all of the HudBay shares can be resold without material restriction.

Potential for conflicts of interest.

Certain directors and officers of HudBay also serve as directors and/or officers of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. HudBay expects that any decision made by any of such directors and officers involving HudBay will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of HudBay and its shareholders, but there can be no assurance in this regard. In addition, each of the directors is required to declare and refrain from voting on any matters in which such directors may have a conflict of interest with or which are governed by the procedures set forth in the CBCA and any other applicable Law.

HudBay may not be able to operate the Fenix Project as intended.

HudBay has chosen to delay construction of the Fenix Project in Guatemala in light of the significant deterioration in metal prices and recent global economic uncertainty. Reactivation of the construction project will entail a variety of risks. Completion of construction and commencement of ferro-nickel production may be delayed, or require the expenditure of significant additional funds, by factors outside of HudBay’s control, such as the inability of contractors to complete construction and related infrastructure in a timely manner, changes in the legal and regulatory environment, a significant increase in the value of the Guatemalan quetzal, industrial disputes, unavailability of parts, machinery or operators, delays in the delivery of major process plant equipment, inability to obtain, renew or maintain the necessary permits, licences or approvals from government authorities or third parties, unforeseen geological, physical or meteorological conditions, natural disasters, labour shortages or stoppages, political and other factors. Factors within HudBay’s control, such as requested changes to the technical specifications, failure to enter into additional agreements with contractors or suppliers in a timely manner, and shortage of capital, may also delay the completion of construction, commencement of production or require the expenditure of additional funds. Any construction delay would defer the production of ferro-nickel at the Fenix Project, and impact HudBay’s cash flow and financial performance.

Any delay or additional expenses could have a material adverse impact on HudBay’s results of operations, financial condition and ability to complete the Fenix Project. Many major mining projects constructed in the last several years, or under construction currently, have experienced cost overruns that substantially exceeded the capital cost estimated during the basic engineering phase of those projects, sometimes by as much as 50% or more.

The inability to achieve expected production capacity from the Fenix Project could have a material adverse effect on HudBay’s financial condition and results of operations.

In addition, HudBay may experience higher costs and lower revenues in operating the Fenix Project than are currently expected, including with respect to costs incurred to maintain the project during the period when construction is suspended. The economics of the Fenix Nickel Project could be compromised as a result of unexpected increases in the prices and availability of heavy fuel oil, coal or petroleum coke.

There is no assurance that prices will remain within HudBay’s projections within the timeframe for executing and operating the Fenix Project. HudBay must also locate and retain qualified personnel to oversee construction and run its mining, smelting and refining operations in Guatemala which might be difficult or costly. The Fenix Project will rely on transportation improvements which will require the cooperation of the Guatemalan Government. Additionally, any mining and mineral processing activities at the Fenix Project will be subject to extensive environmental protection requirements which may change at any time and may be costly to HudBay. Environmental hazards may exist on HudBay’s properties in Guatemala that are unknown to HudBay at present and that have been caused by previous or existing owners or operators of the properties, which could involve material costs to remediate.

Social and political developments in Guatemala may adversely affect HudBay’s business.

CGN is a Guatemalan subsidiary company of HudBay with substantially all of its operations and assets in Guatemala. Guatemalan governmental actions concerning the economy, including the expropriation of property and implementation of exchange controls which currently do not exist, could have a significant adverse impact on Guatemalan private sector entities in general, and on CGN and HudBay in particular. The Government of Guatemala may increase royalties applicable to the Fenix Project.

In addition, Guatemala has a history of political unrest. Guatemala suffered an armed conflict for 36 years, which was finally resolved through a peace agreement reached with the country’s internal revolutionary movement in 1996. Renewed political unrest or a political crisis in Guatemala could adversely affect HudBay’s business and results of operations.

Guatemala suffers from social problems, such as a high crime rate and uncertain land tenure for many indigenous people, which could have adverse effects on the Fenix Project. Such adverse effects could result from the local populations encroaching on Fenix Project land, challenging the boundaries of such land, impeding Fenix Project activities through roadblocks or other public manifestations or attacking Fenix Project assets or personnel. Exploration and mining operations in and around the Fenix Project will depend on the support of local communities.

Readers are encouraged to read and consider risk factors, and additional information regarding the Company, included in HudBay’s most recent AIF filed with the Canadian securities regulators, a copy of which is posted on the SEDAR web site at www.sedar.com.

Readers are referred to the technical report entitled “Technical Report on the Lalor Lake Deposit, Snow Lake, Manitoba, Canada” dated September 19, 2008 filed under the Company’s profile at www.sedar.com. Readers are also referred to the technical report entitled “Technical Report on an Update to the Fenix Project, Izabal Guatemala” dated September 15, 2007 and the addendum thereto, dated October 25, 2007 filed under the profile of HMI Nickel Inc. at www.sedar.com.

FORWARD-LOOKING INFORMATION

This Management’s Discussion and Analysis contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, information concerning HudBay’s mineral resource estimates and potential plans for Lalor Project and the Fenix Project as well as HudBay’s exploration and development plans, production targets, and its strategies and future prospects. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “is targeting”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, or “will be taken”, “occur”, or “be achieved”. Forward-looking information is based on the opinions and estimates of management at the date the information is made, and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. Many of these assumptions are based on factors and events that are not within the control of HudBay and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking information include changes in market conditions, variations in ore grade or recovery rates, risks relating to international operations, fluctuating metal prices and currency exchange rates, economic factors, government regulation and approvals, environmental and reclamation risks, costs, timing and amount of future production, capital expenditures and requirements for additional capital, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses, permitting timelines, labour disputes and the availability of skilled labour, results of exploration and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated. Although HudBay has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. HudBay undertake no obligation to update forward-looking information if circumstances or management’s estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking information.